UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Masisa S.A.
(formerly known as Terranova S.A.)
(Exact name of Registrant as specified in its charter)

Masisa S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

On March 1st, 2005 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on December 31, 2005. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of March 31st,
	2006	2005
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS
CURRENTS ASSETS
Cash and Banks	13,927	21,259
Time deposits	85,473	38,422
Marketable securities (net)	10,856	1,673
Accounts receivable (net)	121,242	111,885
Notes receivable (net)	12,690	8,866
Sundry debtors	18,948	25,590
Notes and accounts receivable from related companies	6,096	6,458
Inventories (net)	207,189	202,109
Recoverable taxes	60,693	47,254
Prepaid expenses	12,391	11,055
Deferred taxes	2,430	2,311
Other current assets	3,790	1,609

Total current assets	555,725	478,491

FIXED ASSETS
Lands	131,997	124,603
Buildings and infrastructure	211,076	222,597
Machinery and equipment	830,624	812,478
Other fixed assets	670,928	583,758
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	(386,903)	(344,087)

Total fixed assets	1,465,112	1,406,739

OTHER ASSETS
Investments in related companies	4,212	3,508
Investments in other companies	205	185
Goodwill	1,228	1,843
Negative goodwill (less)	(61,876)	(44,127)
Long term debtors	5,519	5,389
Long term notes and accounts receivable from related companies	0	597
Long term deferred taxes	0	0
Intangible assets	121	121
Amortization (less)	(21)	(18)
Others	30,023	28,500

Total other assets	(20,589)	(4,002)

TOTAL ASSETS	2,000,248	1,881,228

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March 31st,
CONSOLIDATED BALANCE SHEET	2006	2005
	THUS$	THUS$

LIABILITIES
Short term obligations to banks and financial institutions	51,412	36,285
Short term portion of long term obligations to banks and financial institutions	55,051	74,508
Obligations to the public -short-term portion (bonds)	32,261	28,858
Long term obligations due within one year	-	28
Dividends payable	561	235
Accounts payable	58,063	59,240
Notes payable	822	503
Sundry creditors	2,138	2,611
Notes and accounts payable to related companies	3,566	3,097
Provisions	19,994	13,785
Withholdings	18,346	11,306
Income tax	10,258	6,237
Revenue received in advance	759	1,897
Other current liabilities	539	8

Total current liabilities	253,770	238,598

LONG-TERM LIABILITIES
Obligations to banks and financial institutions	219,622	176,816
Long term obligations to the Public (bonds)	297,978	281,810
Long term sundry creditors	227	299
Long term Provisions	1,422	630
Long term Deferred taxes	45,523	33,844
Other long term liabilities	22,225	17,372

Total long-term liabilities	586,997	510,771

Minority interest	22,665	99,993
SHAREHOLDERS' EQUITY
Paid/up capital stock	813,846	696,481
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	185,816	157,292

Retained Earnings	139,022	178,093

Reserves future dividends	51,424	63,302
Accumulated profits	84,563	100,360
Accumulated losses (less)	0	0
Net income (loss) for the period	1,167	14,431
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0

Total shareholders' equity	1,136,816	1,031,866

Total liabilities	2,000,248	1,881,228

MASISA S.A.
(Free translation from the original in Spanish)

	As of March 31st,
	2006	2005
CONSOLIDATED INCOME STATEMENT	THUS$	THUS$

GROSS MARGIN	47,267	51,534
Operating Income	212,575	178,126
Operating costs (less)	(165,232)	(126,592)
Selling and administrative expenses (less)	(28,072)	(23,157)

OPERATING RESULT	19,271	28,377

Financial Income	1,536	639
Net income on investments in related companies	153	168
Other non operating income	298	967
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	(21)	(198)
Financial expenses (less)	(10,558)	(9,556)
Other non/operating expenses (less)	(3,182)	(1,048)
Price/level restatements	0	0
Exchange Differences	(337)	(147)

NON /OPERATING RESULT	(12,111)	(9,175)

Result before income taxes and extraordinary items	7,160	19,202
Income taxes	(9,826)	(5,456)
Extraordinary Items
Net income (loss) before minority interests	(2,666)	13,746
Minority interests	2,694	(146)
Net Income (Loss)	(28)	13,600
Amortization negative goodwill	1,139	831

NET INCOME (LOSS) FOR THE PERIOD	1,167	14,431

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March 31st,
CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT	2006	2005

	THUS$	THUS$
Collection of accounts receivable	230,721	208,828
Financial income received	1,668	430
Dividends and other distributions received	0	0
Other income received	4,520	9,596
Payments of suppliers and personnel (less)	(202,366)	(177,143)
Interest paid (less)	(15,442)	(1,738)
Income tax paid (less)	(4,201)	(1,424)
Other expenses paid (less)	(788)	(800)
V.A.T. and similar paid (less)	(11,099)	(3,845)

Net cash flow from operating activities	3,013	33,904

Cash flow from financing activities
Placement of shares	44,011	0
Loans drawn	115,236	0
Bonds	172,720	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	877	0
Dividends paid (less)	0	0
Distribution of capital (less)	0	0
Loans repaid (less)	(116,582)	(13,616)
Bonds paid (less)	(151,893)	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	(344)	0
Stock issuance and placement expenses (less)	0	0
Bond issuance and placement expenses (less)	(4,243)	0
Other financing disbursements (less)	0	0

Cash flow from financing activities	59,782	(13,616)

Cash flow from investment activities
Sales of fixed assets	1,615	1,093
Sales of permanent investments	0	0
Sales of other investments	195	0
Collection of documented loans to related companies	0	614
Collection of other loans to related companies	0	0
Other investment income	0	0
Acquisition of fixed assets (less)	(18,130)	(16,942)
Interest capitalized repaid (less)	(1,152)	(1,183)
Permanent investments (less)	(24,340)	0
Investments in financial instruments (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	(850)

Net cash flow from investment activities	(41,812)	(17,268)

Net total cash flow for the period	20,983	3,020

Effect of inflation on cash and cash equivalents	(5,884)	0

Net variation in cash and cash equivalents	15,099	3,020

Initial balance of cash and cash equivalents	97,530	58,530

Final balance of cash and cash equivalents	112,629	61,550

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March 31st,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY	2006	2005
OPERATING ACTIVITIES	THUS$	THUS$

Net income (loss) for the period	1,167	14,431
Results on sales of assets:
(Profit) loss on sales of fixed assets	(51)	(487)
Profit on sales of investments (less)	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:
Depreciation for the period	12,590	12,601
Amortization of intangible assets	162	92
Write/off and provisions	3,517	240
Income from investment in related companies (less)	(153)	(168)
Loss on investment in related companies	0	0
Amortization of goodwill	21	198
Amortization of negative goodwill (less)	(1,139)	(831)
Net price/level restatements	0	0
Net exchange difference	337	147
Other credit to income not affecting cash flow (less)	0	0
Other charges to income not affecting cash flow	7,025	6,517
Changes in assets affecting cash flow (increases) decreases:
Accounts receivable	(21,238)	(2,039)
Inventories	7,984	(2,085)
Other assets	(12,046)	(3,373)
Changes in liabilities affecting cash flow (increases) decreases:
Accounts payable related to operating income	(3,056)	(666)
Interest payable	249	6,895
Net income taxes payable	2,642	3,005
Other accounts payable related to non/operating income	1,722	(1,108)
Net value added tax and similar payable	5,974	389
Profit (loss) of minority interest	(2,694)	146

Net cash flow from operating activities	3,013	33,904

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31ST, 2006 AND 2005
(Free translation from the original in Spanish)

NOTE 1: INSCRIPTION IN THE SECURITIES REGISTER

Masisa S.A. is an open corporation whose shares are listed on the stock market. It was inscribed in the Securities Register with the number 0825 on March 24, 2004 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance and the United States Securities and Exchange Commission.

The extraordinary shareholders’ meeting of the former Terranova S.A., held on April 13, 2005, agreed and approved the merger by absorption of the former Masisa S.A., acquiring all its assets and liabilities and succeeding it in all its rights and obligations. All the shareholders and equity of the absorbed company were thus incorporated, and the company then dissolved. The merger took effect for accounting and financial purposes on January 1, 2005, for which the unconsolidated financial statements at December 31, 2004 have been used.

The Company booked the acquisition of the former Masisa S.A. in accordance with regulations contained in Bulletin 72 of the Chilean Institute of Accountants, using the unification of interests method.

It was also agreed to replace the Company’s name "Terranova S.A." by that of "Masisa S.A.".

The extraordinary shareholders’ meeting held on April 13, 2005 resolved to modify the objects of the former Terranova S.A. in order to include the objects of the former Masisa S.A., replacing the third clause of its bylaws with the following:

The objects of the Company are:

a) The forestation or reforestation of own or third-party land preferably suitable for forestry.

b) The management, harvesting or exploitation of native or planted forests.

c) The industrialization and transformation of timber, including the manufacture of wood-particle boards in all the forms and ways that technology permits.

d) The sale in Chile and abroad of all kinds of own or third-party forestry, wood and wood particle products.

e) The purchase, sale, distribution, import and export, for its own or third-party’s account, of all kinds of wood and forestry, and livestock and agricultural, resources and products, and all kinds of machinery, equipment, vehicles, spares, raw materials and inputs for the timber industry and agricultural, forestry and livestock activities.

f) Invest capital in forestry or agricultural businesses and in companies related to these, and to form, constitute, participate, modify and manage companies of any kind that exploit the above activities or businesses.

g) The purchase, sale, investment and carrying out of all kinds of transactions related to shares, commercial paper, securities, currencies or foreign exchange, bonds, debentures, mortgage-funding notes, derivative instruments and any other investment security or instrument in the capital markets.

h) The acquisition, disposal and carrying out of transactions related to real estate or property rights.

i) Provide management services in technical, financial, legal and other matters and coordinate the management of companies in which it is a shareholder or partner.

NOTE 2: SIGNIFICANT ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

The consolidated financial statements cover the periods from January 1 to March 31, 2006 and 2005.

b) Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the instructions of the Superintendency of Securities and Insurance. In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c) Presentation

The consolidated and individual Financial Statements of March 31, 2006, previously reported to the Values and Securities Superintendency in April 28, 2006, have been re emited to reflect an adjustment on the costs of certain inventories costs, as was informed to this Superintendency in a important event dated July 3, 2006.

These financial statements are presented in United States dollars. The figures for the previous year are not therefore restated for comparison purposes.

For comparison purposes, the figures of March 2005 reflect the merger agreed by the shareholders’ meetings in the second quarter of that year with effect from January 1, 2005.

Certain reclassifications have been made in 2005 for a better interpretation of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries. The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

e) Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period. For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results. The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of –0.3% in 2006 (-0.8% in 2005).

f) Currency translation

The Company is authorized to keep its accounts in United States dollars. The dollar is used as the common unit of account so the balances of assets and liabilities in different currencies have been expressed in US dollars at the exchange rates at the end of each period. Exchange differences are charged/credited to income.

At March 31, 2006 and 2005, the principal exchange rates against the US dollar were:

	2006	2005
	per US dollar	per US dollar

Chilean peso	526.18	585.93
Reales	2.1724	2.6662
Bolivares	2,150.00	2,150.00
Peso Argentino	3.0820	2.9170
Peso Colombiano	2,289.98	2,376.48
Peso Mexicano	10.9228	11.2293
Unidad de Fomento	0.0294	0.0341
Euro	0.8253	0.7714

g) Time deposits and Marketable securities

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the period. Marketable securities relate to investments in mutual funds units shown at their respective redemption values at the period-end.

h) Inventories

- Products being processed and finished products are shown at their production cost, under the cost-by-absorption method.

- Standing forests are shown at the forestry appraisal value of the plantations that are expected to be harvested during the following year.

- Wood pieces, pulp wood and native wood are shown at average production cost or at cost, as the case may be.

- Materials, spares, supplies, etc at their average cost.

- Imports in transit at cost

The value of the inventories does not exceed their net estimated realization or replacement value, as the case may be.

It is the Company’s policy to make allowances for the obsolescence of materials and spares and for the reduced value of finished products when they show certain aspects like:

- Replacement of old machinery or spares for unused machines.

- Little alternative use of materials or spares with a low stock turnover.

- Possible loss of commercial value of finished products due to deterioration in lengthy storage, as compared to the standards demanded by the market.

i) Estimate of doubtful accounts

The Company’s policy is to make allowances for all accounts in judicial recovery and specific allowances for accounts outstanding.

j) Fixed Assets

Forest Plantations

Forest plantations are valued in accordance with the technical appraisal made by forestry engineers. Any incremental value so determined over the book value, that includes the financing cost during the growth period, has been credited to Forest reserve in Shareholders’ equity. The appraisal values have been determined on the basis of a formation cost value for young plantations and the estimated commercial value of standing timber for adult plantations.

Plantations expected to be harvested during the following year, based on a production plan, are shown in Inventories in Current assets.

Fixed assets, excluding plantations

Fixed assets are shown at their cost of acquisition or construction, or at their technical appraisal value, as the case may be, which includes financing costs during the construction period and the principal renovations or improvements. Maintenance and repair costs are charged to income in the period in which they are incurred.

Relatively expensive spares are depreciated over the expected useful lives of the associated principal assets, while those that are consumed periodically are charged to production costs as soon as they are utilized.

Fixed assets that are temporally not in use at the period-end have been shown in Other fixed assets.

Technical appraisal

The technical appraisals were made in the form and periods set out in Circulars 1529, 1571 and 428 of the Superintendency of Securities and Insurance and are current at the date of these financial statements. No other technical appraisals have been booked.

k) Depreciation of fixed assets

Fixed assets, excluding the plantations, are depreciated under the straight-line method over the estimated useful lives of the assets.

l) Intangible assets

The Company’s intangible assets, mainly water rights, are shown at their cost and are being amortized over a period of 40 years, as established in Technical Bulletin 55 of the Chilean Institute of Accountants.

m) Investments in related companies

Investments in related companies are shown at their proportional equity value, determined on the basis of their respective financial statements at the end of each period. Unrealized income has been eliminated.

Foreign investments are adjusted to accounting principles generally accepted in Chile and translated to the company’s functional currency, as required by Technical Bulletin 64 of the Chilean Institute of Accountants.

n) Goodwill and negative goodwill

This represents the difference between the acquisition cost and proportional equity value of the investment at the time of purchase. These differences are amortized over the terms indicated in the Note - Goodwill and negative goodwill.

ñ) Financial transactions under resale agreements

Purchases of securities under resale agreements are shown at their present value calculated using the discount rate used for determining the price of each instrument at the time of its acquisition, and are shown in Current assets under Other assets.

o) Bonds payable

These relate to the placement of bearer bonds in Chile, valued at their initial face value plus indexation and interest accrued to the end of each period. The difference between the initial face value and the placement value is shown as a deferred asset which is being amortized on a straight-line basis over the term of the obligation.

p) Income tax and deferred taxes

The Company records its tax liabilities in accordance with current tax legislation

The effects of deferred taxes resulting from timing differences between the financial and tax balance sheet are shown taking into account the tax rate current at the estimated time of reversal, as established in Technical Bulletin 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the time of the implementation of that bulletin (January 2000) and not previously recognized, have been deferred and are being amortized against income over the estimated term for the reversal of the item originating the timing difference.

The Forest Reserve is shown net of taxes, in accordance with Technical Bulletin 69 of the Chilean Institute of Accountants.

q) Severance payments

Provisions are made for the severance payments that the Company has to pay in any event under individual or group work contracts, according to the present value of the benefit using the accrued cost method, with an annual discount rate of 6% and a permanence ratio in line with years of service with the Company.

r) Sales

Sales are recorded at the time of the transfer of the goods or provision of services and relate to sales of products made by the Company and third parties. Sales prices are determined by conditions in the destination markets and are shown net of related taxes, price discounts and other things that directly affect their determination.

s) Derivative contracts

The Company has interest rate and currency swap contracts with financial institutions. These were defined as hedging of forecasted transactions and are shown as established in Technical Bulletin 57 of the Chilean Institute of Accountants.

The fair value of these instruments has been shown in Other assets or Other liabilities depending on whether they are receivable from or payable to the respective financial institution.

Unrealized gains corresponding to outstanding contracts of existing items have been shown in Other liabilities and the results realized have been taken to Financial expenses or Exchange differences, depending on the nature of the swap hedge.

In those cases where it is confirmed that the hedge taken was ineffective, the contracts have been treated as investment instruments.

t) Computer software

The software currently used by the Company was acquired from SAP Chile S.A. and consists of the SAP R/3 system, version 4.6 C, which is being amortized over 4 years.

u) Research and Development expenses

Research and development expenses are charged to the results of the year in which they are incurred. No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

v) Statement of cash flows

Cash and cash equivalents are considered to be its low-risk, short-term investments made as part of its normal cash management and which can be quickly converted into known amounts of cash, with the intention to make such conversion within 90 days.

Cash flows from operating activities include all such cash flows related to the Company’s business, including interest paid and received, dividends received and in general all those flows that are not otherwise defined as related to investment or financing. The operating concept used in this statement is broader than that used in the Statement of income.

w) Share issue costs

In accordance with the instructions given in Circular 1370 of the Superintendency of Securities and Insurance and its later modification (Circular 1736), share issue and placement costs were shown in an account called "Share issue and placement costs", deducted from Reserves in Shareholders’ equity.

The following is a list of the consolidated subsidiaries:

		Ownership as of
		03/31/2006		03/31/2005
RUT	Company	Direct	Indirect	Total	Total
99,537,270-3	Inversiones Internacionales Terranova S.A.	60.0000	0.0000	60.0000	60.0000
92,257,000-0	Old Masisa S.A.	0.0000	0.0000	0.0000	52.4300
81,507,700-8	Forestal Tornagaleones S.A.	94.9100	0.0000	94.9100	31.7000
79,959,070-0	Masisa Inversiones Limitada	100.0000	0.0000	100.0000	52.4300
79,616,940-0	Masisa Concepción Limitada	0.0100	99.9900	100.0000	52.4300
79,554,560-3	Inversiones Coronel Limitada	99.9800	0.0200	100.0000	52.4300
77,790,860-K	Masisa Partes y Piezas Limitada	99.8000	0.2000	100.0000	52.4300
Foreign	Masisa Overseas Ltd.	100.0000	0.0000	100.0000	52.4300
Foreign	Maderas y Sinteticos del Perú S.A.C.	99.0100	0.8900	99.9000	52.3800
Foreign	Masisa USA Inc	25.1200	44.9300	70.0500	70.0500
Foreign	Maderas y Sinteticos Servicios S.A. de C.V.	0.1000	99.9000	100.0000	52.4300
Foreign	Masisa Ecuador S.A.	0.1000	99.9000	100.0000	52.4300

		Ownership as of
		03/31/2006		03/31/2005
RUT	Company	Direct	Indirect	Total	Total
Foreign	Masisa do Brasil Ltda.	0.0000	100.000	100.0000	52.4300
Foreign	Maderas y Sinteticos Mexico S.A. de C.V.	0.0000	100.000	100.0000	52.4300
Foreign	Terranova Panama S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Terranova de Venezuela S.A. y filial	0.0000	60.0000	60.0000	60.0000
Foreign	Corporacion Forestal Venezuela S.A.	0.0000	59.9700	59.9700	59.9700
Foreign	Forestal Terranova Mexico S.A. de C.V.	0.0000	59.9900	59.9900	59.9900
Foreign	Cor.Forestal Guayamure C.A.	0.0000	51.0000	51.0000	51.0000
Foreign	Masisa Madeiras Ltda.	0.0000	59.9900	59.9900	59.9900
Foreign	Masisa Colombia S.A.	0.0000	59.9900	59.9900	59.9900
Foreign	Cor.Forestal Imataca C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Andinos C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Forestal Argentina S.A.	0.0000	93.6500	93.6500	15.8800
Foreign	Masisa Argentina S.A.	0.0000	100.0000	100.0000	52.4300
Foreign	Fibranova C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Masnova S.A.	0.0000	80.0000	80.0000	56.2200

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on March 31st, 2005, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 – MARKETABLE SECURITIES

	BOOK VALUE
INSTRUMENTS	31/03/2006	31/03/2005
Shares	0	0
Bonds	0	0
Mutual fund fees	10,856	1,673
Investment fund fees	0	0
Public offering promissory note	0	0
Mortgage bills	0	0
Total Marketable Securities	10,856	1,673

NOTE 05 – SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The detail of debtors for sales, detailed by the country of the corporation that has the account to be collected is:

	2006	2005
	MUS$	MUS$

- Chile	31,041	22,590
- Venezuela	9,541	8,086
- Brasil	24,060	18,730
- Argentina	5,172	6,177
- México	26,009	34,188
- Colombia	4,073	2,842
- United States	18,148	16,393
- Ecuador	1,953	1,734
- Perú	1,245	1,145

Total	121,242	111,885

	Short-term
	Less than 90 days		More than 90 and less than 1 year		Sub- Total	Short-term Total (net)		Long-term
	31/03/2006	31/03/2005	31/03/2006	31/03/2005		31/03/2006	31/03/2005	31/03/2006	31/03/2005
Account receivable	116,398	102,328	9,603	9,557	126,001	121,242	111,885	1,974	99
Uncorrectable receivables estimate	0	0	0	0	4,759
Notes receivable	9,999	6,372	3,665	2,494	13,664	12,690	8,866	0	0
Uncorrectable receivables estimate	0	0	0	0	974
Sundry debtors	15,878	15,930	3,490	9,660	19,368	18,948	25,590	3,545	5,290
Uncorrectable receivables estimate	0	0	0	0	420
Total Long Term receivable								5,519	5,389

NOTE 06 – BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts receivable from related companies mainly correspond to funding granted to its subsidiaries for the development of their activities; they are expressed in United States dollars and in some cases they accrue an interest equivalent to an 180-day LIBOR rate plus market spread for this type of operations.

Payment conditions are subject to cash flows from the respective companies. Commercial accounts receivable are subject to normal market conditions and terms.

a) Notes and Accounts Receivable

RUT	Company	short-term		long-term
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
96626060-2	FORESTAL RIO CALLE CALLE S.A.	0	2	0	597
Foreign	Oxinova C.A.	4,867	4,931	0	0
Foreign	Plycem Construsistemas Costa Rica S.A.	723	1,106	0	0
Foreign	Plycem Construsistemas Honduras S.A.	1	170	0	0
Foreign	Plycem Construsistemas El Salvador S.A.	129	22	0	0
Foreign	Plycem Construsistemas Guatemala S.A.	208	198	0	0
Foreign	Plycem Construsistemas Nicaragua S.A.	168	29	0	0
TOTAL		6,096	6,458	0	597

b) Notes and accounts payables from related companies:

RUT	Company	short-term		long-term
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
Foreign	Oxinova C.A	3,305	3,097	-	-
Foreign	TEK BOARD OVERSEAS INC. AMANCO	261	0	-	-
TOTAL		3,566	3,097	-	-

c) Related Party Transactions and balance:

Company	RUT	Relationship Nature	Description of Transaction	31/03/2006		31/03/2005
				Amount	Effect on Income, Charge (credit)	Amount	Effect on Income, Charge (credit)
Oxinova C.A	Foreign	Merged	Buys of products	5,338	(5,338)	4,334	(4,334)
Oxinova C.A	Foreign	Merged	Services rendered			18	18
Oxinova C.A	Foreign	Merged	Land Rental	3	3	3	3
Plycem Construsistemas Guatemala S.A.	Foreign	Common Parent	Sales of products	165	59	97	16
Plycem Construsistemas Costa Rica S.A.	Foreign	Common Parent	Sales of products	604	211	699	118
Plycem Construsistemas Honduras S.A.	Foreign	Common Parent	Sales of products			128	22
Plycem Construsistemas Colombia S.A.	Foreign	Common Parent	Sales of products			106	18
Plycem Construsistemas Nicaragua S.A.	Foreign	Common Parent	Sales of products	131	46
Plycem Construsistemas El Salvador S.A.	Foreign	Common Parent	Sales of products	101	29	82	14

NOTE 07 – INVENTORIES

Inventories as of March 31, 2006 and 2005 include the following:

	2006	2005
	THUS$	THUS$

Standing Timber	34,549	40,440
Finished and process products	81,291	91,381
Products for re-sale	25,388	14,886
Materials, spares, supplies & others	44,722	39,109
Imports in Transit	21,239	16,293

TOTAL	207,189	202,109

On March 31, Inventories are shown net of allowance for ThUS$ 6,126 (ThUS$ 6,409 in 2005).

NOTE 08 – DEFERRED TAXES AND INCOME TAXES

a) Income tax

At March 31, 2006 the Company made no provision for income tax as it has total accumulated tax losses of ThUS$290,241 (ThUS$354,423 at March 31, 2005).

b) Deferred taxes

As required by Technical Bulletins 60, 68, 69 and 71 of the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company showed deferred taxes arising from timing differences, tax losses and other events that create differences between the accounting and tax treatment of assets and liabilities, shown in the following table.

The table also shows the charges or credits to income for each year for deferred taxes and income tax.

c) As a result of the merger in 2003 and as the companies absorbed (Andinos S.A., Sociedad Forestal Millalemu S.A. and Forestal Terranova S.A.) recorded undistributed taxed earnings in previous years, a right was generated to recover proportionately the tax paid on those earnings, which are absorbed by the Company’s current accumulated tax losses. In addition, the Company in 2005 received dividends from the former Masisa S.A. which permitted an increase in the amount of Recoverable taxes.

On March 31, 2006, the balance of the tax credits mentioned above is THUS$ 14,827.

The result of income tax, generated by each country, is as follows:

Country	2006	2005
	THUS$	THUS$
Chile	(1,611)	(1,149)
Argentina	(1,869)	(1,634)
Brasil (1)	(5,289)	(1,355)
Mexico	(501)	-
USA	30	(356)
Ecuador	(94)	(67)
Perú	(258)	(129)
Colombia	(234)	(522)
Venezuela	-	(244)

Total	(9,826)	(5,456)

The income tax in the Brazilian companies is strongly influenced by the variation between the Real currency and the US dollar, which generates exchange difference in the local accounting, when reevaluating the liabilities in US dollars (nearly THUS$ 150,000).

Deferred Taxes.

	31/03/2006				31/03/2005
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Temporary Differences
Provision for uncollectable accounts	1,256	0	0	0	956	431	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	401	0	0	0	371	0	0	0
Amortization of intangible assets	0	0		0	0	0	0	0
Leasing assets	0	0	0	0	0	5	0	0

	31/03/2006				31/03/2005
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Term Term	Short Long	Long Term	Short Term	Long Term	Short Term	Long Term
Manufacturing expenses	0	0	604	0	0	0	1,115	2,898
Fixed assets depreciation	0	0	0	33,960	0	0	0	29,730
Severance payment	0	0	0	0	0	0	0	6
Others events	886	144	17	184	439	526	0	540
Other provisions	665	1,128	0	49	1,350	0	0	0
Obsolescence provision	225	40	0	0	306	0	0	0
Expenses paid in advance	0	0	106	271	0	0	194	379
Non realized profits	0	342	558	0	289	153	0	178
Tax losses	378	116,735	0	0	813	119,222	0	0
Cost of activated funding	0	0	0	6,989	0	0	486	2,061
Particleboard line provision	0	2,012	0	0	0	1,503	0	0
Exchange Variation Brasil	0	0	0	14,898	0	0	0	2,645
Activated expenses,	0	0	62	17,938	0	0	454	17,843
plantations
reservoir Forestal	0	0	0	48,682	0	0	0	43,771
Others
Balance for Complementary	34	1,431	0	28,196	31	1,385	67	29,495
assets amortization
Valuation provisions	0	69,718				83,743
Totals	3,777	49,252	1,347	94,775	4,493	36,712	2,182	70,556

Income Taxes:

Items	31/03/2006	31/03/2005
Regular tax expense (tax provision)	(2,653)	(2,213)
Tax expenses adjustment (previous period)	0	0
Effect for assets and liabilities for deferred taxes of the period	(2,734)	(5,452)
Tax credit due to tax loss	(6,051)	2,087
Effect for amortization of deferred assets and liabilities complementary accounts	(349)	(98)
Effect on assets and liabilities of deferred taxes for the changes in the vaulting provisions	2,103	425
Other charges and credits in the account	(142)	(205)
Total	(9,826)	(5,456)

NOTE 09 – OTHER CURRENT ASSETS

Other current assets were as follows:

Items:	2006	2005
	THUS$	THUS$
Derivative operations (*)	-	216
Agreements with sell back agreements	2,373	196
Shares issued by the Company (**)	966	-
Roads being amortized	380	1,047
Others	71	150
Total	3,790	1,609

(*) In 2005, relates to the unrealized short-term loss arising from interest rate swaps which have been defined by the Company as hedging instruments.

(**)Relates to the balance of own-issued shares bought from shareholders who exercised their right to withdraw at the time of the merger between the former Masisa S.A. and the former Terranova S.A.

NOTE 10 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:

	2006			2005
	Book value	Cummulative Depreciation	Net Fixed Assets	Book value	Cummulative Depreciation	Net Fixed Assets
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$
Lands	131,997	-	131,997	124,603	-	124,603
Building and infrastructure	211,076	(66,343)	144,733	222,597	(60,507)	162,090
Machinery and equipment	830,624	(273,700)	556,924	812,478	(239,937)	572,541
Other fixed assets	670,928	(42,575)	628,353	583,758	(39,387)	544,371
-Plantations	562,448	-	562,448	504,572	-	504,572
-Other fixed assets	108,480	(42,575)	65,905	79,186	(39,387)	39,799
Negative Goodwill Technical Reappraisal:	7,390	(4,285)	3,105	7,390	(4,256)	3,134
- Land	2,671	-	2,671	2,671	-	2,671
- Building and
infrastructure	4,719	(4,285)	434	4,719	(4,256)	463
Total	1,852,015	(386,903)	1,465,112	1,750,826	(344,087)	1,406,739

	2006	2005
Depreciation for the year	THUS$	THUS$
Effect on Income Operation	11,415	11,410

Administrative Expenses	827	1,074
Non-operating	275	74

Activated
Negative Goodwill	73	43
Plantations
Total	12,590	12,601

The company has made a provision to adjust the book value of one of its particle board lines due to the fact that the operational projections show that the flows this line would generate in the future will not cover the respective depreciation costs. This provision is presented net from the assets that originated it.

Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers. This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries in its forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest plantation with payoff in the forest reserve presented under the Net Assets and has been determined though a comparison of the valorization described in Note 2.

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2 reached the amount of THUS$942 as of March 31st, 2006,(THUS$641 in 2005) in addition, there was a activation by currency exchange difference of THUS$555 (THUS$800 in 2005).

Forestry subsidies:

The forestry subsidies received by Masisa S.A. are credited to the forestry subsidies account which is shown deducted from Plantations, and amounts to ThUS$5,492 at March 31, 2006 (5,364 at March 31, 2005).

Temporarily inactive fixed assets:

As of March 31, 2006 and 2005, the company has temporarily inactive goods in some of its plants. For these assets the company maintains a provision, depreciation is shown under other non-operating expenses.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

In order to establish the book value of investments, unrealized profits from operations with related companies have been eliminated.

In 2003, the Company included in its investments, liabilities in Fu’s equivalent to 1,108,969, according to what is established in Technical Bulletin No. 64 of the Chilean Institute of Accountants, resulting in an accumulated restatement of THUS$11,418 (THUS$6,210 in 2005).

Investment sales

- Dated June 10th, 2005, the subsidiary Masisa Inversiones Ltda. sells, gives, and transfers to Puerto’s del Pacific S.A. the totality of shares that it held in Inversiones Industrials S.A. for an amount of US$10,000.

- Dated June 10th, 2005, the subsidiary Inversiones Coronel Ltda. sells, gives, and transfers to Puerto’s del Pacific S.A. the totality of shares that it held in the company Forestal Calle Calle S.A. for the amount of US$1.

These companies discontinued its proportional value method due to the fact that their net worth were negative and, by which, their results were recognized until they covered the investment. Therefore, the value of this sale was entirely recorded in the result.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

	Company	Country	Investment Control urrency	Number of shares	Participation %		Shareholder's Equity
					31/03/ 2006	31/03/ 2005	31/03/ 2006	31/03/ 2005
Foreign	Oxinova S.A.	Venezuela	Dollar	1,963,564	49	49	8,553	7,159
99511350-3	Inversiones Calle Calle S.A	Chile	Pesos	100,000	50	50	0	0
99505640-2	Forestal Calle Calle S.A.	Chile	Pesos	0	0	9	0	0
96652640-8	Inversiones Industriales S.A.	Chile	Pesos	0	0	50	0	0
TOTALS

			Net Income for the period		Shareholder' s Equity fair value		Net Income fair value
			31/03/2006	31/03/ 2005	31/03/ 2006	31/03/2005	31/03/2006	31/03/ 2005
	Csompany	Country
Foreign	Oxinova S.A. Venezuela		311	367	0	0	0	0
99511350-3	Inversiones Calle Calle S.A	Chile	0	0	0	0	0	0
99505640-2	Forestal Calle Calle S.A.	Chile	0	0	0	0	0	0
96652640-8	Inversiones Industriales S.A.	Chile	0	0	0	0	0	0

	Company	Country	Earned Net Income		VP/VPP		Unrealized Results		Book value of investment
			31/03/ 2006	31/03/ 2005	31/03/ 2006	31/03/ 2005	31/03/ 2006	31/03/ 2005	31/03/ 2006	31/03/ 2005
Foreign	Oxinova S.A.	Venezuela	153	168	4,212	3,508	0	0	4,212	3,508
99511350-3	Inversiones Calle Calle S.A	Chile	0	0	0	0	0	0	0	0
99505640-2	Forestal Calle Calle S.A.	Chile	0	0	0	0	0	0	0	0
96652640-8	Inversiones Industriales S.A.	Chile	0	0	0	0	0	0	0	0
Total					4,212	3,508	0	0	4,212	3,508

NOTE 12 – GOODWILL AND NEGATIVE GOODWILL

Goodwill

The purchase of the subsidiary Masisa Cabrero S.A., formerly Fibranova S.A., by the former Masisa S.A., generated goodwill for the Company which it is expected to amortize over 20 years in view of the expected returns from that subsidiary.

Negative goodwill

The purchase of 43.16% of the former Masisa S.A. by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in July 2002 and of 0.544% in June 2003, generated a negative goodwill for the Company which it is intended to amortize over 15 years, taking into account that the assets of that company are mainly industrial and have an average useful life similar to that period.

The purchase by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in October 2003 of 40.00% of Terranova S.A. generated negative goodwill which it is intended to amortize over 20 years.

The participation of the former Masisa S.A. in the capital increase of June 27, 2002 of Forestal Tornagaleones S.A., generated negative goodwill which it is intended to amortize over 20 years.

On November 15, 2005, Masisa S.A. bought 9,987,400 shares, equivalent to 34.35% of Forestal Tornagaleones S.A., generating negative goodwill that it is being amortized over the remaining period of the original term.

In January Forestal Tornagaleones S.A. purchased 22,406,455 shares, equivalent to 48.6% of Forestal Argentina, generating a Negative goodwill that it is being amortized in 20 years.

Goodwill

RUT	Company	31/03/2006		31/03/2005
		Amortization Amount for the Period	Goodwill Balance	Amortization Amount for the Period	GoodwillBalance
96623490-3	Masisa Cabrero S.A.	21	1,228	21	1,313
Foreign	Terranova Forest Product Inc.	0	0	177	530
TOTAL		21	1,228	198	1,843

Negative Goodwill

RUT	Company	31/03/2006		31/03/2005
		Amortization Amount for the Period	Negative Goodwill	Amortization Amount for the Period	Negative Goodwill
81507700-8	Forestal Tornagaleones S.A.	214	13,262	25	1,729
92257000-0	Masisa S.A	691	31,376	691	34,141
96802690-9	Terranova S.A.	84	5,955	84	6,290
Foreign	Corporación Forestal Guayamure C.A	31	1,843	31	1,967
Foreign	Forestal Argentina	119	9,440	0	0
TOTAL		1,139	61,876	831	44,127

NOTE 13 - OTHER (ASSETS)

As of March 31th, 2005 and 2004, respectively, the following are the balances of Other Assets:

	2006	2005
	THUS$	THUS$
Market value of currency swaps	3,965	3,500
Market value of rate swaps	3	-
Goodwill and expenses for placing bonds (1)	6,344	7,581
Bond issue & placement costs (1)	6,564	2,780
Loan commissions and taxes to be refunded	451	684
Exploitation rights (2)	10,679	11,110
Legal deposits	697	-
Others	1,320	2,845
Total	30,023	28,500

(1) Net of Amortization

(2) In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements for 59,000 hectares of Caribbean wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights. The items described will be amortized based on the cubic meters (m3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 m3.

Coforven S.A. exploitation rights:

In fiscal year ended December 31, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 m3/year of wood and a sawmill for THUS$ 3,324. Exploitation rights will be amortized based on the volume of m3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM OBLIGATIONS

RUT	Bank or financial institution	US Dollar		Other foreign currency		UF		ThCh$ no adjustment		Total
		31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005
	Short Term
97051000-1	BANCO DEL DESARROLLO	0	5,469	0	0	0	0	0	0	0	5,469
97919000-K	ABN AMRO BANK	0	0	0	8,380	0	0	0	0	0	8,380
97032000-8	BANCO BBVA	1,393	3,028	0	0	0	0	0	0	1,393	3,028
Foreign	WESTDEUTSCHE LANDESBANK	0	10,198	0	0	0	0	0	0	0	10,198
Foreign	HSBC BANK BRASIL S/A	0	1,696	0	0	0	0	0	0	0	1,696
Foreign	HSBC BANK USA	2,519	0	0	0	0	0	0	0	2,519	0
Foreign	BANCO ITAU BBA	1,182	0	0	0	0	0	0	0	1,182	0
Foreign	BANCO MERCANTIL	0	0	16,282	1,171	0	0	0	0	16,282	1,171
Foreign	BANCO DE VENEZUELA S.A.	0	0	24,302	6,343	0	0	0	0	24,302	6,343
Foreign	BANCO ABN AMRO BANK	0	0	5,225	0	0	0	0	0	5,225	0
Foreign	BANCO ALFA DE INVESTIMENTOS	509	0	0	0	0	0	0	0	509	0
	Others	0	0	0	0	0	0	0	0	0	0
	Total	5,603	20,391	45,809	15,894	0	0	0	0	51,412	36,285
	Principal owed	4,390	20,000	45,455	15,687	0	0	0	0	49,845	35,687
--------	Interest Rate	5,33%	3,88%	14,31%	17,0%

RUT	Bank or financial institution	US Dollar		Other foreign urrency		UF		ThCh$ no adjustment		Total
		31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005
	Long Term
97006000-6	BANCO DE CREDITO E INVERSIONES	7,249	2,678	-	-	-	2,524	-	-	7,249	5,202
97030000-7	BANCO DEL ESTADO DE CHILE	6,530	6,476	-	-	-	-	-	-	6,530	6,476
97053000-2	BANCO SECURITY	1,964	2,171	-	-	-	-	-	-	1,964	2,171
97023000-9	BANCO CORPBANCA	13,296	2,299	-	-	-	-	-	-	13,296	2,299
97039000-6	BANCO SANTANDER	4,361	10,957	-	-	-	-	-	-	4,361	10,957
96658480-7	RABOINVESTMENTS CHILE S.A.	1,099	3,238	-	-	-	-	-	-	1,099	3,238
97919000-K	ABN AMRO BANK	106	-	-	-	-	-	-	-	106	-
97032000-8	BANCO BBVA	2,189	2,196	-	-	-	-	-	-	2,189	2,196
Foreign	CORPBANCA VENEZUELA	-	-	2,105	-	-	-	-	-	2,105	-
Foreign	ABN/CORP BANCA VENEZUELA	-	-	1,828	-	-	-	-	-	1,828	-
Foreign	WESTDEUTSCHE LANDESBANK	3,333	3,047	-	-	-	-	-	-	3,333	3,047
Foreign	DRESDNER BANK	-	2,052	-	-	-	-	-	-	-	2,052
Foreign	CITIBANK N.A.	240	155	-	-	-	-	-	-	240	155
Foreign	COMERICA BANK	-	4,456	-	-	-	-	-	-	-	4,456
Foreign	BANCO CHILE NEW YORK	-	4,509	-	-	-	-	-	-	-	4,509
Foreign	THE BANK OF NOVA SCOTIA	240	7,712	-	-	-	-	-	-	240	7,712
Foreign	RABOBANK NEDERLAND	2,969	1,410	-	-	-	-	-	-	2,969	1,410
Foreign	KREDITANSTALT FUR IEDERAUFBAU	5,482	13,446	-	-	-	-	-	-	5,482	13,446
Foreign	BANCO ITAU BBA	2,060	4,182	-	-	-	-	-	-	2,060	4,182
Foreign	HSBC BANK	-	1,000	-	-	-	-	-	-	-	1,000
	Others	-	-	-	-	-	-	-	-	-	-
	TOTALES	51,118	71,984	3,933	-	-	2,524	-	-	55,051	74,508
	Liability Amount	47,156	68,491	3,844	-	-	2,501	-	-	51,000	70,992
	Rate	3,44%	2,90%	16,10%			0,00%

Total amount of liabilities in foreign currency(%):	46.7200
Total amount of liabilities in local currency(%):	53.2800

NOTE 15 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

RUT	Bank o financial institution	Currency	More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	Date close actual period		Date close past period
							Total Long Term to close The financialStatements	Rate	Total Long Term to close The financial Statements

97006000-6	BANCO DE CREDITO E INVERSIONES	Dollar							20,000
		UF	5,278	5,278	4,166	-	14,722	LIBOR 180+1.10	1,251
96658480-7	RABOINVESTMENTSCHILE S.A.	Dollar	2,000	1,500	3,000	6,000	12,500	LIBOR 180+0.90	10,000
97030000-7	BANCO DEL ESTADO DE CHILE	Dollar	4,242	2,116	-	-	6,358	LIBOR 180+1.1	10,580
97023000-9	BANCO CORPBANCA	Dollar	8,010	6,997	-	-	15,007	LIBOR 180+1.10	6,500
97053000-2	BANCO SECURITY	Dollar	1,167	1,167	-	-	2,334	LIBOR 180+1.10	3,967
97039000-6	BANCO SANTANDER SANTIAGO	Dollar	2,923	2,053	-	-	4,976	LIBOR 180+1.10	24,418
Foreign	DRESDNER BANK LANTEIAMERICA	Dollar	-	-	-	-			2,000
Foreign	COMERICA BANK	Dollar	-	-	-	-	-	LIBOR 180+1.15	6,429
Foreign	BANCO CHILE NEW YORK	Dollar						LIBOR 180+1.25	8,550
Foreign	THE BANK OF NOVA SCOTIA	Dollar	-	-	12,375	12,375	24,750	LIBOR 180+0.49	17,500

RUT	Bank o financial institution	Currency	More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	Date close actual period		Date close past period
							Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements

Foreign	CITIBANK N.A.	Dollar	-	-	12,375	12,375	24,750	LIBOR 180+0.49	138
Foreign	RABOBANK NEDERLAND	Dollar	2,860	3,040	17,385	15,435	38,720	LIBOR 180+0.49	11,250
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	Dollar	7,130	7,130	12,351	-	26,611	LIBOR 180+2.20	37,847
Foreign	WESTDEUTSCHE LANDESBANK	Dollar	2,911	2,911	14,417	12,375	32,614	LIBOR 180+0.45	10,774
Foreign	BANCO BBVA	Dollar	1,445	721	-	-	2,166	LIBOR 180+1.1	3,612
Foreign	BANCO ITAU BBA	Dollar	-	-	-	-	-	LIBOR 180+5	2,000
Foreign	ABN AMRO BANK	Dollar	-	-	5,500	5,500	11,000	LIBOR 180+1.10
Foreign	BANCO CORPBANCA VENEZUELA	Other Currencies	-	2,076	1,038	-	3,114	LIBOR 180+1.10
Total			37,966	34,989	82,607	64,060	219,622		176,816

2006
%
Total amount of liabilities in foreign currency:	1.4200
Total amount of liabilities in local currency:	98.5800

The loans granted by Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, and in ¨Cédulas de Crédito Bancário - Res.2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.

NOTE 16 – SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

The bond obligations are:

Series C1 bonds

- Relate to 1,000 certificates of US$10,000 and Series C2 bonds of 200 certificates of US$100,000. Repayment of principal is due on June 15, 2008. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

Series A bonds

- Consist of 5,000 certificates of UF500 each for a 7-year term and a two-year grace period for the repayment of principal. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of principal are due in ten semi-annual payments starting on June 15, 2006.

Series B bonds

- Consist of 1,404 certificates of UF500 each for a 21-year term and a seven-year grace period for the repayment of principal. They accrue compound interest in arrears at 6.25% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of principal are due in twenty-eight semi-annual payments starting on June 15, 2011.

On January 12, 2006, the company issued two new lines of bonds which are inscribed in the Securities Register of the Superintendency of Securities and Insurance with the numbers 439 and 440, on November 14 and 15, 2005 respectively, detailed as follows:

Series E bonds

- UF 2,750,000 was placed against the line No.439, with a 21-year term and 1 year’s grace and an interest rate of 4.79% .

Series D bonds

- UF 2,000,000 was placed against the line No.440, with a 7-year term and 2 year’s grace and an interest rate of 4.59% .

- The Series A and D bonds are partially covered against the dollar exchange rate exposure against the Unidad de Fomento by swap contracts with Citibank N.A., Agency in Chile, Morgan Stanley Capital Services Inc. and Banco Santander Santiago (see Note 25) and have therefore been valued as required by paragraph 11 of Technical Bulletin 57 of the Chilean Institute of Accountants.

The subsidiary Masisa Overseas has outstanding bonds for THUS$27,000 plus interests, they were acquired by Insurance and Fund Companies in the United States. The amortization is THUS$9,000 per year, and the payment day is May 15, of each year, ending the year 2008. The interest rate is paid semi annually, in May and November.

Registration Number or Instrument Identification	Series	Nominal amount Valid placement	Currency of bond adjustment	Interest rate	Final maturity	Periodicity		Par Value		Place of the transaction Chile or Foreign

Short term Portion of Long Term Bond
336	A	0	U.F.	5		6 Months	2005	0	16,397	Local
336	B	0	U.F.	6		6 Months	2009	0	506	Local
356	A	500	U.F.	5		6 Months	2006	18,250	1,057	Local
355	B	0	U.F.	6.25		6 Months	2011	429	370	Local
336	C	0	USD	5		6 Months	2008	432	432	Local
440	D	0	U.F.	4.25		6 Months	2008	1,313	0	Local
439	E	0	U.F.	4.75		6 Months	2007	2,015	0	Local
PRIVATE PLACEMENT	B	9,000	USD	8.06		6 Months	2006	9,822	10,096	Foreign
Total Short Term Portion								32,261	28,858
--------
Long Term Bond
336	A	0	U.F.	5		6 Months	2005	0	102,010	Local
336	B	0	U.F.	6		6 Months	2009	0	29,353	Local
356	A	2,000	U.F.	5		6 Months	2006	64,834	72,841	Local
355	B	702	U.F.	6.25		6 Months	2011	23,902	20,606	Local
336	C	30,000	USD	5		6 Months	2008	30,000	30,000	Local
440	D	2,000	U.F.	4.25		6 Months	2008	67,609	0	Local
439	E	2,750	U.F.	4.75		6 Months	2007	93,633	0	Local
PRIVATE PLACEMENT	B	18,000	USD	8.06		6 Months	2008	18,000	27,000	Foreign
Total Long Term								297,978	281,810

NOTE 17- PROVISIONS AND WRITE-OFFS

Short-term Provisions	2006	2005
	THUS$	THUS$
Related to the Personnel:
Vacations	4,119	2,817
Gratification	303	485
Other benefits	2,401	1,464

Other Provisions:
Consultancy and services	905	2,800
Major repairs and plant shutdowns	559	511
Imports and exports expenses	163	34
Commissions	1,607	1,398
Goods and services receivable	2,671	2,747
Contingencies liabilities	1,141	80
Other Taxes	3,835	-
Other Provisions	2,290	1,449
Total	19,994	13,785

Long-term Provisions	2006	2005
	THUS$	THUS$
Judicial deposit provision	422	615
Proforca provision	1,000	-
IAS Provision	-	15
Total	1,422	630

Provisions presented net from assets	2006	2005
	THUS$	THUS$
Provisions presented net from assets that originate them:
Provision for doubtful accounts	6,153	5,546
Provision for inventory	6,126	6,409
Provision for fix assets	13,165	16,015
Total	25,444	27,970

NOTE 18– SEVERANCE PAYMENT

Severance payments are as follows:

	2006	2005
	THUS$	THUS$
Balances as of January 1st	21	13
Provision for the period	-	2
Payments for the period	(21)	-
Balances as of March 31st	-	15

Charges to income for the year amounted to THUS$0 (THUS$2 in 2005).

NOTE 19– OTHER LONG TERM LIABILITIES

Balance as of March 31st is set forth in detail (THUS$):

	Expire			Values
	2008	2009	2010	2006	2005
ICMS Tax payable on long term	9,512	3,553	682	13,747	12,550
Unrealized profit cover operations of existing entries	6,484	-		6,484	3,825
Swap Currency market value	1,985	-	-	1,985	844
Swap rate i market value interest	9	-	-	9	153
Total t	17,990	3,553	682	22,225	17,372

NOTE 20– MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period
	2006 THUS$	2005 THUS$	2006 THUS$	2005 THUS$
Forestal Tornagaleones S.A.	6,536	43,331	(27)	(178)
Forestal Argentina S.A.	939	31,355	-	(253)
Maderas y Sintéticos de Perú S.A.C	4	1	-	-
Corporación Forestal Guayamure C.A.	1,912	1,941	75	12
Inversiones Internacionales Terranova	13,268	23,365	2,646	273
Masisa Madeiras Ltda.	6	-	-	-
Total	22,665	99,993	2,694	(146)

NOTE 21 - SHAREHOLDERS' EQUITY VARIATIONS

a) Paid capital

The subscribed and paid capital at March 31, 2006 amounts to US$813,845,619, divided into 5,671,563,085 shares of no par value.

Extraordinary shareholders’ meetings of the former Masisa S.A. and the former Terranova S.A. held on April 12 and 13, 2005 respectively approved the merger by absorption of the former Masisa S.A. into the former Terranova S.A.

The extraordinary shareholders’ meeting of the former Terranova S.A. approved modifications to its bylaws, the principal ones being:

- To change the company’s name to Masisa S.A.

- To expand the corporate objects to include those of the former Masisa S.A.

- To increase the capital of the company from ThUS$583,739, divided into 3,918,427,856 shares of no par value, of the one and same series and without any privileges, to ThUS$696.481, divided into 5,049,060,017 shares of no par value, of the one and same series and without any privileges, through the issue of 1,130,632,161 new shares of no par value, of the one and same series and without any privileges, to be issued fully to shareholders of the former Masisa S.A. in the appropriate proportion according to the agreed share exchange.

The extraordinary shareholders’ meeting held on August 29, 2005 resolved to increase the Company’s capital by US$ 150,000,000 through the issue, subscription and payment of 650,000,000 shares of no par value, of the one and same series and with no privileges.

b) Distribution of earnings

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum, to be defined at the ordinary shareholders’ meeting, of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

The following shows the dividends per share that the shareholders’ meeting agreed to during 2005, shown in dollars at the date of payment:

Paid by:

Former Masisa S.A.:

Dividend	Month	Dividend	No. of third
	paid	per share	party shares
		US$

Eventual Year 2004 No.36	May-2005	0.026894326	441,653,188
Additional Year 2004 No.35	May-2005	0.031263070	441,653,188
Final Year 2004 No.34	Apr-2005	0.013398459	441,653,188

Former Terranova S.A:

Dividend	Month	Dividend	Number of
	paid	per share	third party

		US$	shares

Additional Year 2004 No.10	Apr-2005	0.001141276	3,918,427,856
Final Year 2004 No.0	Apr-2005	0.004092497	3,918,427,856

c) Other reserves comprise the following:

Forest Reserve:

The forest reserve amounts to ThUS$172,798 (ThUS$144,076 in 2005), corresponding to the difference between the plantations’ appraisal value and their respective historic cost which includes the real cost of financing. This reserve is booked net of deferred tax in accordance with Technical Bulletins 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves arose from the conversion to US dollars of the equity of some subsidiary and associate companies that maintained or maintain their accounts in Chilean pesos, amounting to ThUS$16,531 (ThUS$13,116 in 2005), for the constitution of a legal reserve in foreign subsidiaries of ThUS$100 (ThUS$100 in 2005) and, shown deducted from Shareholders’ equity, the costs of the issue and placement of shares related to the last capital increase US$ 3,613 (nil in 2005)

d) Own-issued shares

The following was taken into account in quantifying the number of shares in the table 21 "Acquisition and holding of own shares":

For rights to withdraw: the 2,121,766 shares of the former Masisa S.A. bought from shareholders who exercised their right to withdraw was multiplied by the exchange factor of 2.56, resulting in the sum of 5,431,721 shares.

e)Previous Net Income for the period adjustment

THE Company detected an inventorie missing which affects the amount of the Packaging Materials account which happened as a result of parametrizing error in the tariffs used to value this materials consumption in the Company´s costs system. This error which, has its origin, mainly, in the 2005 exercise, was registered against accumulated results in the company´s shareholder´s equity for an amount of ThUS$1,935 and, the portion corresponding to the period from January to March, 2006, has been registered with a credit of ThUS$67 in the results of this period.

The effects in the consolidated financial statements have been registered to March 31, 2006, in the following accounts:

	General Balance		Income Statement
	Charge	Credit	Loss	Earnings
Invetories(Current)	0	2.353	0	0
Deferred Taxes(Current)	485	0	0	0
Accumulated Profits
(Shareholder´s Equity)	1.935	0	0	0
Operating costs	0	0	0	76
Income Tax	0	0	9	0

Total	2.420	2.353	9	76

	31/03/2005
	Paid-in capital	Reserve for Capital Revaluation	Overpricin g on sales of shares	Other Reserves	Reserve for future dividends	Accumulate d income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	769,834	-	-	188,477	51,424	60,129	-	-	26,369
Previous period income distribution	-	-	-	-	-	26,369	-	-	(26,369)
Definitive dividend of previous period	-	-	-	-	-	-	-	-	-
Capital Increase with shares issue	44,012	-	-	-	-	-	-	-	-
Capitalization of reserves and/or profits	-	-	-	-	-	-	-	-	-
Deficit accumulated during development period	-	-	-	-	-	-	-	-	-
Capital effects due to merger	-	-	-	-	-	-	-	-	-
Forestry reserve	-	-	-	(2,164)	-	-	-	-	-
Conversion adjustment Reserve	-	-	-	(497)	-	-	-	-	-
Previous Net income period adjustments	-	-	-	-	-	(1,935)	-	-	-
Equity capital revaluation	-	-	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	1,167
Interim dividends	-	-	-	-	-	-	-	-	-
Final Balance	813,846	-	-	185,816	51,424	84,563	-	-	1,167
Current Balance

	31/03/2005
	Paid-in capital	Reserve for Capital Revaluation	Overpricin g on sales of shares	Other Reserves	Reserve for future dividends	Accumulate d income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	583,739	-	-	122,643	-	14,979	-	-	56,778
Previous period income distribution	-	-	-	-	-	56,778	-	-	(56,778)
Definitive dividend ofprevious period	-	-	-	-	-	-	-	-	-
Capital Increase with shares issue	-	-	-	-	-	-	-	-	-
Capitalization of reserves and/or profits	-	-	-	-	-	-	-	-	-
Deficit accumulated during development period	-	-	-	-	-	-	-	-	-
Capital effects due to merger	112,742	-	-	33,403	63,302	28,603	-	-	-
Forestry reserve	-	-	-	1,956	-	-	-	-	-
Conversion adjustment Reserve	-	-	-	(710)	-	-	-	-	-
Equity capital revaluation	-	-	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	14,431
Interim dividends	-	-	-	-	-	-	-	-	-
Final Balance	696,481	-	-	157,292	63,302	100,360	-	-	14,431
Current Balance	696,481	-	-	157,292	63,302	100,360	-	-	14,431

a) Numbers of shares

Series	Numbers shares	Numbers paid	Outstanding shares
	subscribed	shares

Unique	5,671,563,085	5,671,563,085	5,667,750,881

b) Capital (Amount THUS$)

Series		Subscribed Capital	Paid Capital

Unique		813,846	813,846

c) Acquisition and ownership of company shares

Share repurchase reason	Share repurchase	Share repurchase

	date	N° of Shares	Series	Amount

Merger	07-01-2003	87,871,054	Unique	16,828

Withdrawal right	12-26-2003	13,538,394	Unique	1,550

Withdrawal right old Terranova S.A.	05-27-2005	12,647,263	Unique	3,202

Withdrawal right old Masisa S.A.	05-27-2005	5,431,721	Unique	1,379

d) Disposals or reductions in own share portfolio

	Date	Portfolio Decrease
		Number of shares	Amount THUS$
Capital decrease	10-31-04	87,871,054	16,828
Capital decrease	12-26-04	13,538,394	1,550
Preemptive right offering	12-12-05	10,806,939	2,738
Preemptive right offering	01-06-06	3,459,841	877

NOTE 22 – OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of March 31st, 2006 and 2005 is as follows:

Other non-operating income	2006	2005
	THUS$	THUS$

Lease of plants, offices and others	-	74
Insurance Compensation	36	274
Gain on sale of goods & services	242	395
Others	20	224

Total	298	967

Other non-operating expenses:

	2006	2005
	THUS$	THUS$

Severance	1,098	-
Lease of assets	13	13
Write-off	151	-
Depreciation	203	117
Costs of siniestros	25	263
Patents, taxes and commissions	310	165
Donations	73	26
Plant stoppage costs	345	-
Forestry fire provisions	670	-
Legal contingencies	110	-
Others	184	464

Total	3,182	1,048

NOTE 23 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

Account	Currency	Amount
		31/03/2006	31/03/2005
Cash	Bolivars	-3	-133
Cash	U.S. Dollars	-38	-33
Cash	Other currencies	-284	-200
Cash	Argentinean pesos	11	-73
Cash	Chilean pesos	-6,635	-153
Cash	Mexican pesos	-63	9
Cash	Real	-44	73
Marketable securities	Bolivars	0	-44
Marketable securities	Chilean pesos	717	-56
Marketable securities	Real	992	0
Accounts receivable	Bolivars	0	-11
Accounts receivable	U.S. Dollars	23	0
Accounts receivable	Other currencies	268	236
Accounts receivable	Argentinean pesos	-1	83
Accounts receivable	Chilean pesos	-95	-1,019
Accounts receivable	Mexican pesos	22	-84
Accounts receivable	Real	1,265	-271
Accounts receivable	U.F.	0	-27
Notes receivable	Bolivars	1	-618
Notes receivable	U.S. Dollars	-70	-54
Notes receivable	Argentinean pesos	-8	0
Notes receivable	Chilean pesos	-1,219	-56
Notes receivable	Mexican pesos	-367	0
Notes receivable	Real	34	0
Sundry debtors	Bolivars	0	-325
Sundry debtors	U.S. Dollars	-19	0
Sundry debtors	Other currencies	-2	5
Sundry debtors	Argentinean pesos	-1	0
Sundry debtors	Chilean pesos	15	-62
Sundry debtors	Mexican pesos	-12	12
Sundry debtors	Real	13	-7
Inventories	Mexican pesos	-1	0
Inventories	Real	-186	0
Recoverable taxes	Bolivars	0	-1,696
Recoverable taxes	U.S. Dollars	-88	0
Recoverable taxes	Other currencies	-6	0
Recoverable taxes	Argentinean pesos	-92	223
Recoverable taxes	Chilean pesos	-377	-951
Recoverable taxes	Mexican pesos	-250	-272
Recoverable taxes	Real	911	-68
Prepaid expenses	Bolivars	0	1
Prepaid expenses	U.S. Dollars	1	0
Prepaid expenses	Argentinean pesos	4	0
Prepaid expenses	Chilean pesos	-127	-51
Prepaid expenses	Real	43	31
Others current assets	Other currencies	0	34

Account	Currency	Amount
		31/03/2006	31/03/2005
Others current assets	Chilean pesos	-7	-125
Others current assets	Mexican pesos	-5	1
Others current assets	Real	13	-112
Others current assets	U.F.	0	-533
Long term debtors	U.S. Dollars	-1	0
Long term debtors	Chilean pesos	-6	-9
Long term debtors	Real	175	-1
Others assets	Bolivars	-4	-12
Others assets	Other currencies	-10	0
Others assets	Argentinean pesos	1	0
Others assets	Chilean pesos	-277	0
Others assets	Real	177	-2
Total (debit) / credit		-5,612	-6,350
--------
LIABILITIES
(DEBIT)/CREDIT
Short-term financial liabilities	Bolivars	-574	0
Short-term financial liabilities	Chilean pesos	-7	0
Short-term financial liabilities	Chilean pesos	1	0
Long Term Obligations with Banksand Financial Institutions	U.F.	-339	68
Obligations with Banksand Financial Institutions	Bolivars	0	-339
Obligations with Banksand Financial Institutions	Other currencies	0	-50
Obligations with Banksand Financial Institutions	Chilean pesos	0	-123
Obligations with Banksand Financial Institutions	Mexican pesos	0	50
Obligations with Banksand Financial Institutions	Bolivars	0	1,915
Obligations with thepublic	U.F.	8,302	2,784
Accounts payable	Bolivars	2	38
Accounts payable	U.S. Dollars	71	200
Accounts payable	EURO	-57	0
Accounts payable	Other currencies	-9	26
Accounts payable	Argentinean pesos	-3	-97
Accounts payable	Chilean pesos	145	129
Accounts payable	Mexican pesos	19	-161
Accounts payable	Real	-441	-262
Notes payable	Bolivars	0	-10
Notes payable	REAL	-3	0

Account	Currency	Amount
		31/03/2006	31/03/2005
Sundry creditors	Bolivars	0	140
Sundry creditors	U.S. Dollars	-1	0
Sundry creditors	Other currencies	5	111
Sundry creditors	Chilean pesos	3	1
Sundry creditors	REAL	-6	0
Accounts payable from related companies	Bolivars	0	728
Provisions	Bolivars	0	103
Provisions	U.S. Dollars	64	3
Provisions	Argentinean pesos	11	0
Provisions	Chilean pesos	122	75
Provisions	Mexican pesos	-47	0
Provisions	REAL	-329	-1
Withholdings	Bolivars	0	359
Withholdings	U.S. Dollars	79	0
Withholdings	Chilean pesos	0	-3
Income taxes (Income tax)	Other currencies	-2	-115
Income taxes (Income tax)	REAL	-17	-2
Income taxes (Taxes to be paid)	Bolivars	1	0
Income taxes (Taxes to be paid)	Argentinean pesos	76	0
Income taxes (Taxes to be paid)	Chilean pesos	46	0
Income taxes (Taxes to be paid)	Mexican pesos	48	0
Other current liabilities	Chilean pesos	-210	-6
Other current liabilities	REAL	-512	-1
Obligations with the public	U.F.	0	888
Other long-term liabilities	U.S. Dollars	64	0
Other long-term liabilities	Argentinean pesos	0	-221
Other long-term liabilities	Chilean pesos	85	2,543
Other long-term liabilities	Mexican pesos	17	50
Other long-term liabilities	REAL	-1,329	-2,617
Total (debit) / credit		5,275	6,203
(Loss) Profits from exchange difference		-337	-147

NOTE 24 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bonds placement
------------------------------

The costs incurred in bond issues are being amortized on a straight-line basis over the term of the obligation and consist of the following items:

	2006	2005
	ThUS$	ThUS$

Stamp taxes	7,479	3,851
Placement & auction commissions	867	93
Bond auction commission	283	322
Credit rating advice	229	109
Registration & inscription fees	42	19
Legal advice	28	11
Printing costs	20	13
Other costs	127	87

Total costs	9,075	4,505
Accumulated amortization	(1,353)	(1,109)

Balance to be amortized	7,722	3,396

These expenses are shown in Current assets as Prepaid expenses for the short-term portion of ThUS$1,158 (ThUS$616 in 2005) and in Long-term assets as Others for the long-term portion of ThUS$6,564(ThUS$2,780 in 2005).

Share placement
------------------------------

The expenses incurred in the issue and placement of shares in 2005 consist of the following items:

ThUS$

Financial advice	2,860
Placement commission	352
Publications	184
Legal advice	149
Printing & other costs	68

Total costs	3,613

This amount is shown deducted from Reserves in the Shareholders’ equity.

NOTE 25 – CASH FLOW STATEMENT

The balances at March 31, 2006 and 2005 are as follows:

	2006
	Opening	Closing
	Balance	Balance
	ThUS$	ThUS$

Cash & banks	11,987	13,927
Time deposits	82,906	85,473
Marketable securities	2,424	10,856
Securities resale agreement commitments	541	541

Total	97,858	110,797

	2005
	Opening	Closing
	Balance	Balance
	ThUS$	ThUS$

Cash & banks	13,126	21,259
Time deposits	44,139	38,422
Marketable securities	1,265	1,673
Securities resale agreement commitments	-	196

Total	58,530	61,550

Fecu Code 5.50.30.55 Other charges to results that do not represent cash flow are:

Detail		2006	2005
	Country	THUS$	THUS$

Depletion	Argentina	362	460
Depletion	Brazil	1,853	1,886
Depletion	Chile	3,137	2,062
Depletion	Venezuela	903	1,044
Others		770	1,065

TOTAL		7,025	6,517

NOTE 26 – DERIVATIVE CONTRACTS

The company has entered into the following Swap Agreements:

				Description of the contract				Protected Value	Affected Account
									Assets / Liabilities		Effect On Income
Type	Contract	Value	Maturity	Class	Buy/Sal e	Name	Amount		Name	Amount	Realized	Unrealized
S	CCPE	8,180	II-2006	Interest Rate	C	Loans in US Dollars	8,180	4,674	Other currency/long- term liabilities	12	12	-
S	CCPE	26,982	II-2006	Interest Rate	C	Loans in US Dollars	26,982	5,996	Other currency/long- term liabilities	3	(3)	-
S	CCPE	11,369	II-2006	Interest Rate	C	Loans in US Dollars	11,369	6,122	Other currency/long- term liabilities	9	(9)	-
S	CCPE	23,277	IV-2010	Currency exchange	C	U.F. Bonds	23,277	23,889	Other long-term assets	547	-	-
S	CCPE	46,553	IV-2010	Currency exchange	C	U.F. Bonds	46,553	47,778	Other long-term assets	1,650	-	-
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	34,049	Other long-term assets	761	-	700
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	34,049	Other long-term assets	1,006	-	1,036
S	CI	20,000	IV-2010	Currency exchange	C	Future Flows	20,000	21,582	Other long-term liabilities	1,984	(1,984)	-
S	CCPE	6,000	IV-2006	Interest Rate	C	Loans in US Dollars	6,000	6,000	Obligations to banks and financial institutions	25	(25)	-

NOTE 27: CONTINGENCIES AND RESTRICTIONS

The following are the contingencies and commitments outstanding at the end of the period:

a) Covenants.

All the Company’s covenants are being met at the date of these financial statements.

Masisa S.A.

- Domestic issue and placement of bonds

The issue and placement indenture for the bonds made in December 2003 by the former Masisa S.A. on the domestic market, for ThUF 2,500 at 7 years with 2 year’s grace, and for ThUF 702 at 21 years with 7 year’s grace, sets out certain obligations (today assumed by Masisa S A.) and/or its subsidiaries that are normal in this kind of transaction. These include the following:
- Maintenance of insurance cover over the principal assets in line with industry standards;
- Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;
- Maintenance to date of the accounting books of the parent and its subsidiaries;
- Carry out transactions with subsidiaries on market conditions;
- Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;
- Maintain in its quarterly financial statements, effective from December 31, 2005, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0.9:1, measured on the figures in its unconsolidated and consolidated financial statements.

- On August 6 and 13, 2003, Masisa S.A. (formerly Terranova S.A.) placed bonds for ThUF 4,000 at 6 years term with 2 year’s grace, ThUF 1,000 at 21 years with 6 year’s grace and ThUS$ 30,000 for 5 years with a bullet repayment. This placement commits the company to:
- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly. Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.
- Carry out transactions between related parties on market conditions.
- Maintain minimum forest reserves of 60,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years
- Maintain shareholders’ equity at over ThUS$ 600,000.
- Maintain a ratio of debt to shareholders’ equity also known as the leverage, at a consolidated and unconsolidated level of no more than:
i. 0.95:1 between March 31, 2004 and December 31, 2004; and
ii. 0.85:1 between March 31, 2005 and the maturity of the bonds.

- On January 12, 2006, Masisa S.A. placed bonds for ThUF 2,000 at 7 year’s term with 2 year’s grace, and ThUF 2,750 at 21 years with 1 year’s grace. This placement obliges the Company to comply with the following covenants:
- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly. Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.
- Carry out transactions between related parties on market conditions.

- Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years
- Maintain shareholders’ equity at over ThUS$ 600,000.
- Maintain a ratio of debt to shareholders’ equity, also known as the leverage, at a consolidated and unconsolidated level of no more than:
i. 0.90 times between March 31, 2006 and the maturity of the bonds.

Masisa Overseas Ltd.

The Parent company and the subsidiaries Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V. have guaranteed loans granted to the subsidiary Masisa Overseas Ltd. These include compliance with certain obligations that are normal for this kind of transaction, which are set out below. The financial ratios have to be calculated on the basis of the consolidated financial statements of Masisa S.A..

- Private Placement

Resulting from private loans obtained abroad through the subsidiary Masisa Overseas Ltd., Masisa S.A. is subject to compliance with certain obligations that are normal for this kind of transaction, including the following, as set out in the respective loan agreements: compliance with current legislation; maintenance of insurance cover; maintenance of its properties; compliance with certain financial ratios, including a maximum debt ratio (leverage) of 1:1, a consolidated net tangible equity of no less than ThUS$255,467 and a financial expense ratio of no lower than 1.5:1 (income for the year before financial expenses and taxes to financial expenses); maintenance of a 100% holding in the capital of Masisa Overseas Ltd. and 66.6% holding in Masisa Argentina S.A.; prohibition on certain transactions with related parties; extend to the bond-holders any new collateral that Masisa S.A. and/or its subsidiaries grant in favor of third parties to cover new debts or debts existing at the date of the contract, with certain exceptions including those that have to be granted in the normal course of their business to cover the payment terms for new acquisitions and those related to letters of credits, among others.

- Rabobank Syndicated Loan

The syndicated loan agreement signed on December 20, 2005 with Rabobank Curacao N.V., West LB AG, New York branch, The Bank of Nova Scotia, Citibank N.A., Nassau, Bahamas branch and ABN Amro Bank N.V., commits Masisa S.A., as the guarantor, to comply with certain covenants, mainly referring to compliance with legislation, maintenance of insurance cover, maintenance of its properties, and compliance with certain financial covenants based on its consolidated financial statements, like:

Minimum board installed production capacity: 1,200,000
Interest cover greater than 3.0
Net shareholders’ equity greater than US$ 980 million.
Net debt to equity ratio no higher than 0.9:1

Masisa Argentina S.A.

The Parent company has guaranteed loans obtained by the subsidiary Masisa Argentina S.A. These contemplate compliance with certain obligations normal in this type of transaction, as per the terms and conditions of the respective loan agreements. Those related to financial ratios should be calculated on the basis of the consolidated financial statements.

- Rabobank Nederland

The loan granted by Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; maintain the fixed assets necessary for the company’s ordinary business; comply with applicable laws and regulations; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement; carry out transactions with related parties at market prices; prohibition on providing financing to any entity in the business group that is neither the borrower nor any of its subsidiary or associate companies.

- Banco de Crédito e Inversiones

The loan granted by Banco de Crédito e Inversiones to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement.

Inversiones Internacionales Terranova S.A.

- The loan agreements signed by Inversiones Internacionales Terranova S.A. with the German banks KfW and WestLB commit Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them. The loan agreement with KfW also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1
Minimum cash generation to financial expense ratio: 2.0:1
Minimum tangible net equity: ThUS$ 500,000

Fibranova C.A., Andinos C.A. and Masisa Madeiras Ltda.

- The syndicated loan agreement signed on February 2, 2001 by the foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda. (formerly Terranova Brasil Ltda.) with the Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for a total sum of ThUS$ 85,000, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them. The loan agreement also commits the Company to compliance with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007).
Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Fibranova C.A. y Andinos C.A.

- The loan agreement signed on February 26, 2004 by the foreign subsidiaries Fibranova C.A. and Andinos C.A., of Venezuela, with the German bank KfW, commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, maintaining indirect control over both debtors, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A.

The syndicated loan agreement signed on April 15, 2002 by the foreign subsidiary Fibranova C.A., in Venezuela, with the Chilean banks Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Corpbanca and Banco Security commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them. The loan agreement also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1
Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007).
Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Forestal Argentina S.A.

- On September 2, 2005, Masisa S.A. became a joint and several guarantor in favor of Banco Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for the loan granted by that bank the same year to the subsidiary Forestal Argentina S.A. This loan was to be used to restructure its financial debt. The loan agreement states that Masisa S.A., as guarantor, should comply with certain obligations normal to this type of transaction. The loan agreement also obliges Masisa.S.A. to comply with the certain financial ratios, on the basis of its consolidated financial statements:

Minimum installed board production capacity: 1,200,000
Maximum debt level: 0.9:1
Minimum interest coverage: 3:1
Minimum forestry asset coverage: 1.5:1
Minimum net tangible equity: ThUS$ 700,000

Forestal Tornagaleones S.A.

- On October 15, 1998, Forestal Tornagaleones S.A. signed a loan agreement with Rabobank Investments Chile S.A. and granted security in the form of a mortgage over land and plantations for the term of the loan. The loan was renewed on August 9, 2005.

b) Deferred customs duties

At March 31, 2006, the Company owed deferred customs duties of ThUS$60 (ThUS$439 in 2005).

Expiry	ThUS$
2007	55
2008	5
----
Total	60

c) Insurance

As of March 31, 2006, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

- Insurance for plantations of local subsidiaries THUS$325,283.

- Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$217,960 and THUS$ 118,695 for fixed costs in case of shutdown of the plants.

- Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

- With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$96,805; for physical assets and inventories to THUS$205,380 and to THUS$59,374 for fixed costs in case of shutdown of plants.

- The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$227,870 and THUS$39,200 for fixed costs in case of shutdown of plants. There is no insurance for plantations, since there is no market for this kind of insurance in Venezuela.

- The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$46,770 and THUS$6,567 for fixed costs in case of shutdown of plants.

- The companies in Argentina have taken out the following insurance: for forest plantations THUS$41,935, for physical assets and inventories THUS$178,800 and THUS$31,438 for fixed costs in case of shutdown of plants.

- The US subsidiary has insurance for physical assets and inventories for THUS$21,441 and THUS$3,500, for fixed costs en case of plant shutdown.

d) Other Contingencies

Through Resolution No.203, dated August 29th, 2003, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies. According to the background information that the company has, Resolution No. 203 would have an effect on the losses recorded by the company which amount to US$ 39.2 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No. 203 pursuant to the procedure established in articles 123 and following of the Tax Code. Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No. 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 39.2 million recorded by the company.

e) Bargain and Sale of shares and Shareholders Agreement

- By the incorporation of Oxinova C.A. an affiliate in the Republic of Venezuela, the affiliate Inversiones Internacionales Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly for the purpose of restricting the sale of shares, in order not to establish a pledge, levy or any share that is of its property and to maintain the control of Fibranova C.A., whether through Masisa S.A. or directly.

- Chilean affiliate Inversiones Internacionales Terranova S.A. signed on the 23rd of may, 2002, a shareholders agreement with Corporación Venezolana de Guayana (CVG) a self governing state owned organization in order to regulate the principles, the rights and obligations of the Parties in and Venezuelan corporation that they would incorporate for the construction, administration and operation of a fluvial port in the northern riverbank of Orinoco River, Macapaima, Venezuela.

To the closing date of these financial statements, due to diverse considerations, the previously mentioned corporation has not yet been incorporated.

f) Contract for Wood Purchasing.

As of the end of the fiscal year, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) maintains a contract for the purchase of Caribbean Pine wood which was signed on May, 1997. The plantation that is the object of the contract covers a total of 59,000 hectares in the State of Monagas in Venezuela, which is made up of two sites of 30,000 and 29,000 hectares. The exploitation term for such man made plantations is 30 years and the resources that are not used shall be returned to CVG Proforca C.A.

The signed contract takes the following conditions into account:

1. The land sites where the plantations are located are the property of the company CVG Proforca C.A., and they are not part of the sale.

2. The processing of the documents and obtaining future permits that may be required and its costs, shall be on the account for TDVSSA.

3. CVG.Proforca C.A. shall compensate TDVSA in the event that the latter incurred expenses and costs due to the non compliance of CVG Proforca C.A. as owner, holder and operator of the mentioned goods.

4. TDVSA is bound to comply with environmental protection regulations in order to prevent fires, industrial hygiene and safety, current lumbering and maintenance of feasibility and infrastructure, as well as how to carry out the risk analysis in order to prevent fires and the creation of an operational plan for fighting fires.

5. TDVSA shall have the required insurance policies in order to cover third party expenditures, while the beneficiary shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed to provide THUS$740 to CVG Proforca to prevent fires that could affect the plantations.

g) Rental contract of Sawmill Uverito

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract for the rental of a sawmill with CVG Proforca C.A., with the single payment of THUS$ 10,000 during a 15 year term as of 1997, where it is bound to the following conditions during the term the mentioned contract is in force:

1. All maintenance and repair work that the equipment may require for its proper operation shall be to the account of TDVSA.

2. All improvements shall be the property of TDVSA and may be removed by the same, as long as no part of the rented property or goods is damaged.

3. All expenses related to energy and water supply and phone services for the commercial operation shall be on the account of TDVSA.

4. All property taxes shall be on the account of CVG Proforca C.A. , as well as those related to the operation by TDVSA.

5. As of January, 1998, all equipment should have been insured against all risks and the beneficiary of such policy shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed the following:

-Terminate in advance the rent contract of Uverito sawmill, without having CVG Proforca to do any payment for the termination of the contract.

-Terranova Venezuela commits to do a series of tasks described in a cronogram which is part of the agreement, with the purpose of placing the sawmill in similar operational conditions to the valid ones at the moment of its reception in 1997.

-At the end the reconditioning, Terranova Venezuela will have to entregar consign a guarantee for the equipments functioning for 4 months, which will not include tha bad use nor outware of the equipments, nor implicate the un fulfillment of the reconditioning tasks by Terranova de Venezuela.

h) Beneficial interest contract of 30,000 hectares

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract with CVG Proforca C.A. a contract whereby the latter company assigns the rights of use of a site of land of 30,000 hectares, which corresponds to one of the two sites that the contract for the purchase of wood mentions.

This contract shall be in force for 30 years, nevertheless, the rights of use shall cease after TDVSA has exploited all forestry resources as of the twentieth year. In consideration, TDVSA shall transfer to CVG Proforca C.A. the property over such forestry resources that have been planted on their account, which shall have less than 10 years, in a surface that is not less than 7,500 hectares and no less than 400 plants by hectare of Caribbean Pine.

TDVSA committed itself among other things, to the following:

- To reforest on its account for its benefit (except for the previously mentioned consideration to CVG Proforca C.A.) the parts that have been planted by TDVSA during the first twenty years this contract is valid.

- To establish a bond for the true compliance of obligations assumed under this contract in favor of CVG Proforca C.A. for the total amount of THUS$ 300.

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	31/03/2006	31/03/2005	31/03/2007	Assets	31/03/2008	Assets	31/03/2009	Assets
ABN AMRO BANK	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,396	1,396	-	1,396	-	-	-	-	-
BANCO BBVA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	894	894	-	461	-	289	-	144	-
BANCO DEL ESTADO DE CHILE	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,719	1,719	-	885	-	555	-	278	-
BANCO SANTANDER	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	3,232	3,232	-	1,665	-	1,044	-	522	-
WESTDEUTSCHE LANDESBANK	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	3,210	3,210	-	3,210	-	-	-	-	-
CORPBANCA VENEZUELA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,427	1,427	-	576	-	568	-	284	-
KREDITANSTALT FUR WIEDERAUFBAU	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,520	1,520	-	190	-	380	-	380	-
RABOBANK NEDERLAND	FORESTAL ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	5,514	5,514	-	294	-	360	-	540	-
ABN AMRO BANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	5,659	5,659	-	5,659	-		-	-	-
BANCO BBVA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	2,980	2,980	-	1,535	-	963	-	482	-
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	28,309	28,309	-	13,302	-	8,011	-	6,997	-
BANCO DE CRÉDITO E INVERSIONES	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	9,207	9,207	-	4,207	-	2,500	-	2,500	-
BANCO DE VENEZUELA S.A.	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	24,294	24,294	-	24,294	-	-	-	-	-
BANCO DEL ESTADO DE CHILE	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	10,230	10,230	-	5,271	-	3,306	-	1,653	-
BANCO MERCANTIL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	16,283	16,283	-	16,283	-	-	-	-	-
BANCO SANTANDER	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	4,358	4,358	-	1,991	-	1,183	-	1,183	-
BANCO SECURITY	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	4,297	4,297	-	1,963	-	1,167	-	1,167	-
WESTDEUTSCHE LANDESBANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	19,403	19,403	-	10,172	-	6,154	-	3,077	-
BNP PARIBAS	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	11,297	11,297	-	11,297	-	-	-	-	-
CORPBANCA VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,440	3,440	-	1,387	-	1,369	-	684	-
KREDITANSTALT FUR WIEDERAUFBAU	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	13,670	13,670	-	1,710	-	3,420	-	3,420	-
BANCO DE CRÉDITO E INVERSIONES	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	12,765	12,765	-	3,042	-	2,778	-	2,778	-

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	31/03/2006	31/03/2005	31/03/2007	Assets	31/03/2008	Assets	31/03/2009	Assets
RABOBANK NEDERLAND	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	11,479	11,479	-	2,729	-	2,500	-	2,500	-
ABN AMRO BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	11,107	11,107	-	107	-	-	-	-	-
CITIBANK N.A.	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,990	24,990	-	240	-	-	-	-	-
RABOBANK NEDERLAND	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,990	24,990	-	240	-	-	-	-	-
THE BANK OF NOVA SCOTIA	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	24,990	24,990	-	240	-	-	-	-	-
WESTDEUTSCHE LANDESBANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth		24,990	-	240	-	-	-	-	-
PRIVATE PLACEMENT	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	27,822	27,822	-	9,822	-	9,000	-	9,000	-
BANCO BBVA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	483	483	-	195	-	193	-	96	-
BANCO DEL ESTADO DE CHILE	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	930	930	-	374	-	370	-	185	-
BANCO ITAU BBA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	2,060	2,060	-	2,060	-	-	-	-	-
BANCO SANTANDER	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	1,748	1,748	-	704	-	696	-	348	-
HSBC	TERRANOVA FOREST PRODCUT INC	Subsidiary	Suretyship	Net Worth	2,519	2,519	-	2,519	-	-	-	-	-
KREDITANSTALT FUR WIEDERAUFBAU	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Suretyship	Net Worth	16,903	16,903	-	3,582	-	3,330	-	3,330	-
WESTDEUTSCHE LANDESBANK	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Suretyship	Net Worth	6,174	6,174	-	1,821	-	1,741	-	1,741	-
BANCO BBVA NEW YORK	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	1,393	1,393	-	1,393	-	-	-	-	-
WESTDEUTSCHE LANDESBANK	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	12,078	12,078	-	6,332	-	3,831	-	1,915	-
CORPBANCA VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth	349	349	-	140	-	140	-	69	-
BANCO DE CHILE	OXINOVA C.A.	Joined	Suretyship	Net Worth	4,900	4,900	-	4,900	-	-	-	-	-

NOTE 28: GUARANTEES RECEIVED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$3,667 (THUS$5,952 in 2005) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 29 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount
Account	Currency	31/03/2006	31/03/2005
Cash	Bolivars	1,960	1,617
Cash	Dollar	3,523	5,560
Cash	Euro	22
Cash	Euro	0
Cash	Nuevo sol	0
Cash	Other currencies	639	956
Cash	Argentinean pesos	268	252
Cash	Chilean pesos	803	2,480
Cash	Mexican pesos	3,423	3,342
Cash	Real	3,289	7,052
Time deposit	Bolivars	482	250
Time deposit	Dollar	84,991	37,317
Time deposit	Euro	0
Time deposit	Other currencies	0	855
Time deposit	Argentinean pesos	0
Time deposit	Chilean pesos	0
Time deposit	Real	0
Marketable securities	Other currencies	0
Marketable securities	Chilean pesos	0	1,673
Marketable securities	Real	10,856
Accounts receivable	Bolivars	8,041	6,974
Accounts receivable	Dollar	39,412	32,593
Accounts receivable	Euro	179
Accounts receivable	Nuevo sol	0
Accounts receivable	Other currencies	4,073	8,183
Accounts receivable	Argentinean pesos	2,436	1,526
Accounts receivable	Chilean pesos	27,827	19,789
Accounts receivable	Mexican pesos	16,718	27,932
Accounts receivable	Real	22,278	14,888
Accounts receivable	SUCRE	278
Notes receivable	Dollar	2,696	2,000
Notes receivable	Other currencies	2
Notes receivable	Argentinean pesos	2,718	2,085

		Amount
Account	Currency	31/03/2006	31/03/2005
Notes receivable	Chilean pesos	3,437	2,964
Notes receivable	Mexican pesos	2,461	1,721
Notes receivable	Real	0
Notes receivable	U.F.	1,376	96
Sundry debtors	Bolivars	2,471	3,267
Sundry debtors	Bolivars	0
Sundry debtors	Dollar	5,430	5,768
Sundry debtors	Euro	172
Sundry debtors	Nuevo sol	15	6,752
Sundry debtors	Other currencies	1,349	633
Sundry debtors	Argentinean pesos	53	984
Sundry debtors	Chilean pesos	5,661	3,407
Sundry debtors	Mexican pesos	1,722	4,779
Sundry debtors	Real	1,945
Sundry debtors	U.F.	130
Notes and accounts receivable from related companies	Bolivars	0
Notes and accounts receivable from related companies	Dollar	6,096	6,458
Notes and accounts receivable from related companies	Other currencies	0
Notes and accounts receivable from related companies	Argentinean pesos	0
Notes and accounts receivable from related companies	Chilean pesos	0
Notes and accounts receivable from related companies	Mexican pesos	0
Notes and accounts receivable from related companies	Real	0
Inventories	Bolivars	0
Inventories	Dollar	207,189	202,109
Inventories	Argentinean pesos	0
Inventories	Chilean pesos	0
Inventories	Mexican pesos	0
Inventories	Real	0
Recoverable taxes	Bolivars	13,479	14,858

		Amount
Account	Currency	31/03/2006	31/03/2005
Recoverable taxes	Dollar	5,881	4,246
Recoverable taxes	Nuevo sol	74
Recoverable taxes	Other currencies	1,505	1,423
Recoverable taxes	Argentinean pesos	5,397	5,595
Recoverable taxes	Chilean pesos	21,539	16,390
Recoverable taxes	Mexican pesos	1,508	1,667
Recoverable taxes	Real	11,310	3,075
Recoverable taxes	SUCRE	0
Prepaid expenses	Bolivars	1,010
Prepaid expenses	Dollar	3,643	3,311
Prepaid expenses	Euro	0
Prepaid expenses	Other currencies	604	135
Prepaid expenses	Argentinean pesos	298	421
Prepaid expenses	Chilean pesos	3,638	4,777
Prepaid expenses	Mexican pesos	145	96
Prepaid expenses	Real	1,077	1,121
Prepaid expenses	U.F.	1,976	1,194
Deferred taxes	Dollar	2,430	2,311
Deferred taxes	Other currencies	0
Deferred taxes	Argentinean pesos	0
Deferred taxes	Chilean pesos	0
Deferred taxes	Mexican pesos	0
Others currents assets	Dollar	1,226	1,270
Others currents assets	Other currencies	0	197
Others currents assets	Chilean pesos	2,373
Others currents assets	Mexican pesos	32	16
Others currents assets	Real	0	0
Others currents assets	U.F.	159	126
Fixed Assets	Dollar	1,465,112	1,406,739
Investments in related companies	Dollar	4,212	3,508
Investments in other companies	Bolivars	40	26
Investments in other companies	Dollar	158	159
Investments in other companies	Other currencies	0
Investments in other companies	Chilean pesos	7
Goodwill	Dollar	1,228	1,843
Goodwill	Chilean pesos	0
Negative goodwill	Dollar	-61,876	-44,127

		Amount
Account	Currency	31/03/2006	31/03/2005
Long term receivables	Dollar	2,469	4,209
Long term receivables	Other currencies	0	1
Long term receivables	Argentinean pesos	0	137
Long term receivables	Chilean pesos	976
Long term receivables	Real	1,974	99
Long term receivables	U.F.	100	943
Notes and accounts receivable from related companies	Dollar	0	597
Notes and accounts receivable from related companies	Chilean pesos	0
Long-term deferred taxes	Dollar	0
Long-term deferred taxes	Chilean pesos	0
Long-term deferred taxes	Mexican pesos	0
Long-term deferred taxes	Real	0
Intangible	Dollar	121	121
Intangible	Real
Amortization	Dollar	-21	-18
Amortization	Other currencies	0
Amortization	Real	0
Others	Bolivars	72
Others	Dollar	15,574	23,271
Others	Other currencies	0
Others	Argentinean pesos	45	115
Others	Chilean pesos	292	558
Others	Mexican pesos	75	72
Others	Real	1,056	518
Others	U.F.	12,909	3,966
	Bolivars	27,555	26,992
	Dollar	1,791,742	1,699,245
	Euro	373	0
	Nuevo sol	89	6,752
	Argentinean pesos	11,215	11,115
	Chilean pesos	66,553	52,038
	Mexican pesos	26,084	39,625
	Real	53,785	26,753
	Other currencies	8,172	12,383
	Sucre	278	0
	U.F.	16,650	6,235

b) Short Term Liabilities

Account	Currency	Until 90 days				90 days to 1 year
		31/03/2006		31/03/2005		31/03/2006		31/03/2005
		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Obligations to banks and financial institutions short/term	Dollar			10	3.10%	5,603	4.63%	20,381	3.10%
Obligations to banks and financial institutions short/term	Real			13,226
Obligations to banks and financial institutions short/term	Bolivars					45,809	14.50%	2,668	4.71
Short/term portion of long/term liabilities to banks and financial institutions	U.F.			2,524
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	1,985	3.83%	15,651	3.10%	49,133	3.83%	56,333	3.10%
Short/term portion of short/term liabilities to banks and financial institutions	Bolivars					3,933	17.25%
Short/term portion of long/term liabilities to banks and financial institutions	U.F.			1,427				14,676
Short/term portion of long/term liabilities to banks and financial institutions	Dollar			2,659		32,261	8.05%	10,096
Long/term liabilities due within one year	Dollar			28
Dividends payable	Chilean pesos	561		69
Dividends payable	Dollar	0		166
Accounts payable	Chilean pesos	16,377		26,631
Accounts payable	Dollar	23,359		17,974
Accounts payable	Argentinean pesos	2,492		3,197
Accounts payable	Real	7,159		5,094
Accounts payable	Bolivars	1,930		2,608
Accounts payable	Mexican pesos	3,866
Accounts payable	Other currencies	2,880		3,736
Notes payable	Chilean	5

Account	Currency	Until 90 days				90 days to 1 year
		31/03/2006		31/03/2005		31/03/2006		31/03/2005
		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
	pesos
Notes payable	Argentinean pesos	817		503
Sundry creditors	U.F.	182
Sundry creditors	Chilean pesos	36		77
Sundry creditors	Dollar	1,822		1,346
Sundry creditors	Argentinean pesos	75
Sundry creditors	Bolivars	6		1,171
Sundry creditors	Mexican pesos	11
Sundry creditors	Other currencies	6		17
Notes and accounts payable to related companies	Chilean pesos			720
Notes and accounts payable to related companies	Dollar	261		322
Notes and accounts payable to related companies	Bolivars	3,305		696
Notes and accounts payable to related companies	Mexican pesos			1,359
Provisions	Chilean pesos	3,418		3,414
Provisions	Dollar	4,652		4,941		1,068		1,068
Provisions	Argentinean pesos	4,748		704
Provisions	Bolivars	2,018		1,445
Provisions	Real	3,680		1,219
Provisions	Mexican pesos	330		596
Provisions	Other currencies	80		398
Withholdings	Chilean pesos	622		2,888
Withholdings	Dollar	704		454		67
Withholdings	Bolivars	1,619		3,137
Withholdings	Argentinean	770		774

Account	Currency	Until 90 days				90 days to 1 year
		31/03/2006		31/03/2005		31/03/2006		31/03/2005
		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
	pesos
Withholdings	Real	12,427		3,956
Withholdings	Mexican pesos	1,768
Withholdings	Other currencies	369		97
Income tax	Chilean pesos	1,579		1,818				362
Income tax	Dollar	2,046				233
Income tax	Argentinean pesos	0				3,656		1,742
Income tax	Bolivars	148
Income tax	Real			234
Income tax	Mexican pesos	1,526
Income tax	Other currencies	1,070		2,081
Income received in advance	Chilean pesos	16		619				3
Income received in advance	Dollar			406
Income received in advance	Bolivars	518		27
Income received in advance	Argentinean pesos	203
Income received in advance	Real			434
Income received in advance	Mexican pesos	22		154
Income received in advance	Other currencies			254
Other current liabilities	Dollar			8
Other current liabilities	Argentinean pesos	405
Other current liabilities
	Dollar	34,829		43,965		88,365		87,878
	Real	23,266		24,163		0		0
	Bolivars	9,544		9,084		49,742		2,668
	U.F.	182		3,951		0		14,676

Account	Currency	Until 90 days				90 days to 1 year
		31/03/2006		31/03/2005		31/03/2006		31/03/2005
		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
	Chilean pesos	22,614		36,236		0		365
	Argentinean pesos	9,510		5,178		3,656		1,742
	Mexican pesos	7,523		2,109		0		0
	Other currencies	4,405		6,583		0		0

long-term Liabilities as of March 31st, 2006

Present period

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount Rate	Rate
Obligations to banks and financial institutions	Dollar	69,709	3.83%	27,739	3.83%	119,060	3.83%
Obligations to banks and financial institutions	Bolivars	2,360	17.25%	754	17.25%
Bonds	U.F.	55,115	5.24%	68,952	5.24%	59,048	5.24%	66,863	5.24%
Bonds	Dollar	48,000	5.00%
Sundry creditors	Chilean pesos	27
Sundry creditors	Dollar	200
Provisions	Dollar			1,422
Deferred taxes	Dollar	686		731		44,106
Other long-term liabilities	Real	13,065		682
Other long-term liabilities	Dollar	8,478
Total long-term liabilities:
	Dollar	127,073		29,892		163,166		0
	Bolivars	2,360		754		0		0
	U.F.	55,115		68,952		59,048		66,863
	Chilean	27		0		0		0
	pesos
	Real	13,065		682		0		0

Past period

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount Rate	Amount Rate
Obligations to banks and financial institutions	U.F.	1,251	6.70%
Obligations to banks and financial institutions	Chilean pesos	18,479		11,611		3,330
Obligations to banks and financial institutions	Dollar	106,425	3.30%	33,082	3.30%	2,638	3.30%
Bonds	U.F.	58,706	5.00%	117,848	5.00%	9,785	5.53%	38,471 6.11%	6.11%
Bonds	Dollar	27,000	8.06%	30,000	6.15%
Sundry creditors	Dollar	1,548		93
Provisions	Chilean pesos					15
Provisions	Real	615
Deferred taxes	Dollar							33,844
Other long-term liabilities	Dollar	10,901		5,129
Total long-term liabilities
	U.F.	59,957		117,848		9,785		38,471
	Chilean pesos	18,479		11,611		3,345		0
	Dollar	145,874		68,304		2,638		33,844
	Real	615		0		0		0

NOTE 30: SANCTIONS

Neither the Company nor its directors or managers have received sanctions during the period covered by these financial statements from the Superintendency of Securities and Insurance or other administrative authorities.

NOTE 31: SUBSEQUENT EVENTS

The ordinary shareholders’ meeting held on April 19, 2006 agreed top the payment of the minimum obligatory final dividend and an additional final dividend, against the net distributable income for the year ended December 31, 2005. The total amount to be distributed is the sum of ThUS$ 11,491, equivalent to 50% of the net distributable income for 2005. This dividend will be paid on May 16, 2006 in Chilean pesos at the "dólar observado" exchange rate as published in the Official Gazette on May 12, 2006.

The Company is unaware of any other subsequent significant events occurring between March 31, 2006 and the date of issue of these financial statements that might affect the financial position of the Company.

NOTE 32 – ENVIRONMENTAL

The company focuses its environmental policies through the following 2 perspectives,

1) Legal Aspects

This includes all what relates to requests of permits, authorizations and certificates connected to environmental matters as well as regularization of pending aspects.

2) Environmental management and Eco-Efficiency

Under the concept that each process may be improved through a responsible and adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.

The company has committed to the following investments in its operating processes related to the environmental subject, the amounts invested into the company and subsidiaries are:

Company	Budget	Investment	Invested
	Accumulated	Accumulated	During 2006
	2006	2006

Masisa Chile	4,155	4,586	892
Masisa Argentina	1,640	910	44
Masisa Brasil	1,946	1,542	-
Masisa México	996	986	-
Forestal Argentina	90	165	10
Forestal Tornagaleones	638	829	31
Terranova Brasil	286	138	-
Terranova Venezuela	290	2,702	-

Total Consolidate	10,041	11,858	977

MANAGEMENT ANALYSIS

MANAGEMENT ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2006 (thousands of US$)

A. Comparative analysis of the principal trends noted:

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec

Liquidity Ratios
Current Ratio	2.19	2.01	1.11
Acid Test	0.05	0.09	0.03

Current assets have increased by approximately 16.1%, mainly in time deposits and trade accounts receivable which are directly related to higher sales in this quarter compared to the same period of the year before, and the share placement completed in January 2006. Current liabilities, on the other hand, increased by 6.4% .

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec
Debt Ratios
Debt Ratio (times)	0.72	0.71	0.72
Short-Term/Total Debt	30.18%	31.84%	58.77%
Long-Term/Total Debt	69.82%	68.16%	41.23%
Financial Expense Coverage (times)	1.68	3.01	1.80

The debt ratios show no important changes.

The fall in the financial expense coverage ratio reflects the lower income before tax and minority interest in the first quarter of 2006 compared to the same quarter of 2005, as explained below in this section.

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec
Activity Indicators
1.Total Assets	2,000,248	1,881,228	1,965,921
Investments in the period
- in Fixed Assets	18,130	16,942	67,289
Disposals:
- Sales of Fixed Assets	1,615	1,093	2,193

2.Inventory Turnover	0.80	0.63	2.47
3.Inventory Permanence	112.85	143.69	145.75
4.Accounts Payable Turnover	11.68	8.59	11.22
5.Accounts Payable Permanence	30.81	41.93	32.09
6.Accounts Receivable Turnover	3.77	3.25	3.71
7.Accounts Receivable Permanence	95.44	110.91	96.96

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec
Results Indicators
Sales	212,575	178,126	743,993
- Domestic market	195,273	155,321	683,331
- External market	17,302	22,805	60,662
Cost of Sales	(165,232)	(126,592)	(549,501)
- Internal market	(155,136)	(110,927)	(524,551)
- External market	(10,096)	(15,665)	(24,950)
Operating Income	19,271	28,377	81,898
Financial Expenses	(10,558)	(9,556)	(38,756)
Non-Operating Result	(12,111)	(9,175)	(50,986)
EBITDA	30,329	41,557	122,285
Net income (loss) alter tax	28	13,600	22,981

Sales increased during the first quarter by 19.3% with respect to the same period the year before. Despite this, operating income fell by 32% as a result of finer margins due to currency appreciation and higher administrative and selling expenses.

The consumption of own raw material for the periods analyzed was as follows:

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec
Argentina	362	460	2,837
Brazil	1,853	1,886	7,278
Chile	3,137	2,062	10,335
Venezuela	903	1,044	4,157
Total	6,255	5,452	24,607

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec
Profitability Indicators
1.Return on Equity	0.10%	1.59%	2.85%
2.Return on Assets	0.06%	0.77%	1.40%
3.Return on Operating Assets	0.95%	1.51%	4.13%
4.Earnings per Share (dollars)	0.0002	0.0029	0.0048
5.Dividend Yield	N/A	N/A	2.79%

The profitability indicators show the fall in the results commented on above.

B.- Description and analysis of the principal net cash flow components

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec
Net positive cash flow from
operating activities	3,013	33,904	103,762
- Collection of trade receivables	230,721	208,828	879,940
- Payments to suppliers & personnel	(202,366)	(177,143)	(748,178)
- Others	(25,342)	2,219	(28,000)

Net cash flow from financing activities	59,782	(13,616)	36,610
- Share placement	44,011	-	75,383
- Loans drawn	115,236	-	125,121
- Bonds issued	172,720	-	-

- Dividends paid	-	-	(52,111)
- Loans repaid	(116,582)	(13,616)	(82,901)
- Repayment of bonds	(151,893)	-	(26,594)
- Others	(3,710)	-	(2,282)

Net cash flow from investment activities	(41,812)	(17,268)	(101,044)
- Sales of fixed assets	1,615	1,093	2,193
- Acquisitions of fixed assets	(19,282)	(18,125)	(73,166)
- Others	(24,145)	(236)	(30,071)

Total net cash flow for the period	20,983	3,020	39,328
Effect of inflation	(5,884)	-	-
Opening balance of cash and cash equivalents	97,530	58,530	58,530
Closing balance of cash and cash equivalents	112,629	61,550	97,858

The cash flows show the acquisition of new resources through the capital increase made in January 2006, the debt restructuring ending with the placement of bonds denominated in UF in January 2006 and the payment of a dividend of US$52.1 million during 2005.

C. Book and economic value of the assets and liabilities

The Company’s principal assets are its production plants in Chile and its investments abroad through its subsidiaries Masisa Inversiones Limitada and Inversiones Internacionales Terranova S.A., in Argentina, Brazil, United States, Mexico and Venezuela, which are valued according to generally accepted accounting principles. Studies regularly made by the Company of the economic value of its production plants show that these cover their respective book values.

D. Most relevant changes occurring during the year

The Company carries out its business in various markets, mainly concentrated in Chile, United States and Mexico. Both the Company’s sales and financial results are therefore exposed to each market’s conditions. The following table shows the distribution of consolidated sales, by end market.

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec
USA	27.0%	26.5%	28.0%
Chile	17.7%	16.5%	16.5%
Mexico	14.4%	16.7%	15.0%
Brazil	16.3%	13.2%	14.0%
Venezuela	8.0%	8.4%	8.3%
Argentina	6.9%	6.6%	7.6%
Others	9.7%	12.1%	10.6%

Total	100.0%	100.0%	100.0%

In recent years, Masisa S.A. has increased the diversification of market risk by expanding its productive and commercial operations to other countries. It now has plants in Chile, Argentina, Brazil, United States, Venezuela and Mexico, plus its own commercial operations in Colombia, Peru and Ecuador, and exports to many countries in the Americas, Asia and Europe. The Company is therefore not exposed to any particular market risk.

The Company also faces potential increased competition or the appearance of new competitors in the boards, wood and forestry products markets. Masisa S.A. believes that it has solid positions in each of the markets in which it participates directly which provide it with profitable and growing businesses. But the Company cannot be sure that these conditions will not change in the future through the entry of new competitors or the intensification of competition in its markets. To mitigate these risks, the Company focuses its efforts on actions for maintaining its leadership in costs, maintaining a strong distribution chain, constantly improving the range of its products and obtaining brand recognition.

The Company is exposed to foreign exchange rate fluctuations against its functional and accounting currency (US dollar) affecting both its assets and liabilities. Assets and liabilities in non-dollar currencies are mainly due to the Company’s businesses in its domestic markets, domestic sales, investments in assets bought on the local market and local financing. Balances in currencies other than the dollar and/or denominated in a currency other than the functional currency in the periods analyzed, were as follows:

     Summary of assets and liabilities in currency other than the dollar
(expressed in thousands of US dollars)

	2006	2005	2005
	Jan-March	Jan-March	Jan-Dec
Assets	210,754	181,983	189,113
Liabilities	520,454	219,971	407,689
Net assets (liabilities)	(309,700)	(37,988)	(218,576)

Based on the market conditions, the Company’s management sets policies for obtaining loans, investing in deposits and marketable securities under resale agreements and the use of derivative instruments. Depending on the amounts, the board also approves these transactions prior to carrying them out. New long-term debt for financing new investments or refinancing existing debt has to be approved by the Company’s board. In the countries where Masisa S.A. operates, the local management can arrange short-term loans for their working capital needs in the ordinary course of business.

E.- Risk Analysis

Risk Analysis Factors

In the ordinary course of its business, the Company is faced by various risks, market, financial and operational, including:

Financial and exchange rate risks:

The Company’s management sets policies for managing financial risk through the use of derivative instruments like swaps, forwards, options or futures contracts, in order to hedge both exchange and interest rate fluctuation risks.

The Company does not use derivative instruments for speculative purposes.

Operating risk:

Masisa S.A. faces raw material supply risks, especially of chemical and wood resins that are essential elements for making its products. To mitigate this, the Company has long-term agreements with chemical resin suppliers. In addition to the forests and plantations the Company owns directly in Chile, it is also the principal shareholder in Forestal Tornagaleones S.A. which has plantations in Chile and Argentina. It also follows a policy of diversifying its supplies of wood residues in order to reduce its dependence on individual suppliers.

As part of its normal course of business, the Company faces the risk of damage to its plants, the loss of its warehouses, damages to third parties, legal contingencies, commercial and other risks. The Company’s management tries to identify these risks in order to avoid their possible occurrence, reduce their potential adverse effects and/or obtain insurance cover for eventual losses in these circumstances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2006

Masisa S.A.

By:
/s/ Patricio Reyes U.
	Name:	Patricio Reyes U.
General Counsel

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.